United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2015

BRGAAP

Filed with the CVM, SEC and HKEx on

October 22, 2015

Vale S.A.

Index to the Interim Financial Statements

Page

Independent auditor’s report on the review of the quarterly information - ITR	3

Condensed Consolidated and Parent Company Balance Sheets as at September 30, 2015 and December 31, 2014	5

Condensed Consolidated and Parent Company Statements of Income for the three-month and nine-month periods ended September 30, 2015 and 2014	7

Condensed Consolidated and Parent Company Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2015 and 2014	9

Condensed Statement of Changes in Stockholder’s Equity for the nine-month period ended September 30, 2015 and 2014	10

Condensed Consolidated Statement of Cash Flow for the three-month and nine-month periods ended September 30, 2015 and 2014	11

Condensed Parent Company Statement of Cash Flow for the nine-month period ended September 30, 2015 and 2014	12

Condensed Consolidated and Parent Company Statement of Added Value for the three-month and nine-month periods ended September 30, 2015 and 2014	13

Selected Notes to the Interim Financial Statements	14

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	67

KPMG Auditores Independentes	Central Tel	55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55 (21) 3515-9000
20031-000 - Rio de Janeiro, RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.              We have reviewed the interim accounting information of Vale S.A. (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2015, which comprises the individual and consolidated balance sheet as of September 30, 2015 and the respective individual and consolidated statements of income and comprehensive income for the three-month and nine-month periods ended on September 30, 2015, the individual and consolidated statements of changes in stockholders’ equity for the nine-month period then ended and the individual statement of cash flows for the nine-month period and the consolidated statement of cash flows for the three-month and nine-month periods then ended, including the explanatory notes.

2.              The Company`s Management is responsible for the preparation of the interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Demonstração Intermediária” and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.              We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity), respectively. A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion on the interim accounting information

4.              Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.              We have also reviewed the individual and consolidated interim information of added value for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Rio de Janeiro, October 21, 2015

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	17,470	10,555	6,929	685
Financial investments		258	392	18	392
Derivative financial instruments	24	629	441	388	370
Accounts receivable	9	8,055	8,700	35,488	30,599
Related parties	31	1,362	1,537	1,199	2,227
Inventories	10	15,129	11,956	4,154	3,655
Prepaid income taxes		3,591	4,200	3,204	3,782
Recoverable taxes	11	5,420	4,515	3,197	2,687
Others		2,965	1,780	789	1,169
		54,879	44,076	55,366	45,566

Non-current assets held for sale	6	15,448	9,669	—	1,501
		70,327	53,745	55,366	47,067
Non-current assets
Related parties	31	89	93	1,175	902
Loans and financing		772	609	103	104
Judicial deposits	18(c)	3,328	3,370	2,642	2,721
Prepaid income taxes		1,657	1,271	—	—
Deferred income taxes	20	31,710	10,560	24,044	6,430
Recoverable taxes	11	2,092	1,064	1,411	566
Derivative financial instruments	24	529	231	467	29
Others		2,950	1,873	756	349
		43,127	19,071	30,598	11,101

Investments	12	12,320	10,978	149,431	118,628
Intangible assets, net	13	21,901	18,114	21,139	17,454
Property, plant and equipment, net	14	245,736	207,507	93,925	87,321
		323,084	255,670	295,093	234,504
Total		393,411	309,415	350,459	281,571

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated			Parent Company
	Notes	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		13,832	11,566	7,387	6,818
Payroll and related charges		1,810	3,089	1,028	2,017
Derivative financial instruments	24	5,649	3,760	1,665	948
Loans and financing	16	12,037	3,768	7,013	2,853
Related parties	31	560	813	8,753	5,622
Income taxes - Settlement program	19	1,310	1,213	1,285	1,189
Taxes payable		1,038	1,461	305	376
Provision for income taxes		862	937	—	—
Employee postretirement obligations	21(a)	276	177	73	66
Asset retirement obligations	17	320	361	83	89
Redeemable noncontrolling interest		536	—	—	—
Others		1,281	1,074	907	690
		39,511	28,219	28,499	20,668

Liabilities associated with non-current assets held for sale	6	1,111	294	—	—
		40,622	28,513	28,499	20,668
Non-current liabilities
Derivative financial instruments	24	11,157	4,276	9,332	3,866
Loans and financing	16	101,883	72,749	54,180	38,542
Related parties	31	304	288	63,523	43,606
Employee postretirement obligations	21(a)	7,473	5,941	454	466
Provisions for litigation	18(a)	3,410	3,405	2,261	2,448
Income taxes - Settlement program	19	15,860	15,572	15,532	15,254
Deferred income taxes	20	11,505	8,874	—	—
Asset retirement obligations	17	10,522	8,588	3,447	3,106
Participative stockholders’ debentures	30(b)	2,397	4,584	2,397	4,584
Redeemable noncontrolling interest		—	645	—	—
Deferred revenue - Gold stream	29	7,091	3,516	—	—
Others		4,390	2,863	2,945	2,617
		175,992	131,301	154,071	114,489
Total liabilities		216,614	159,814	182,570	135,157

Stockholders’ equity	25
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued		29,879	29,879	29,879	29,879
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued		47,421	47,421	47,421	47,421
Treasury stock — 59,405,792 preferred and 31,535,402 common shares		(2,746)	(2,746)	(2,746)	(2,746)
Results from operations with noncontrolling stockholders		(307)	(970)	(307)	(970)
Results on conversion of shares		50	50	50	50
Unrealized fair value gain (losses)		(4,653)	(4,553)	(4,653)	(4,553)
Cumulative translation adjustments		59,319	24,248	59,319	24,248
Profit reserves		38,926	53,085	38,926	53,085
Total company stockholders’ equity		167,889	146,414	167,889	146,414
Noncontrolling stockholders’ interests		8,908	3,187	—	—
Total stockholders’ equity		176,797	149,601	167,889	146,414
Total liabilities and stockholders’ equity		393,411	309,415	350,459	281,571

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Consolidated (unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Net operating revenue	26(c)	23,350	20,630	62,818	65,123
Cost of goods sold and services rendered	27(a)	(18,025)	(14,810)	(48,981)	(41,548)
Gross profit		5,325	5,820	13,837	23,575

Operating (expenses) income
Selling and administrative expenses	27(b)	(458)	(621)	(1,501)	(1,816)
Research and evaluation expenses		(434)	(442)	(1,143)	(1,141)
Pre operating and stoppage operation		(936)	(644)	(2,491)	(1,819)
Other operating expenses, net	27(c)	(422)	(398)	(866)	(1,268)
		(2,250)	(2,105)	(6,001)	(6,044)
Impairment of non-current assets	15	—	—	—	(1,730)
Gain (loss) on measurement or sale of non-current assets	6 and 7	(189)	—	185	—
Operating income		2,886	3,715	8,021	15,801

Financial income	28	9,048	2,576	20,474	8,408
Financial expenses	28	(34,895)	(10,366)	(58,375)	(15,999)
Equity results from joint ventures and associates	12	(1,204)	74	(1,361)	1,075
Results on sale or disposal of investments from joint ventures and associates	6 and 7	—	(100)	296	(139)
Net income (loss) before income taxes		(24,165)	(4,101)	(30,945)	9,146

Income taxes	20
Current tax		(353)	138	(761)	(3,282)
Deferred tax		17,430	612	19,927	(541)
		17,077	750	19,166	(3,823)
Net income (loss)		(7,088)	(3,351)	(11,779)	5,323
Loss attributable to noncontrolling stockholders’ interests		(425)	30	(721)	(392)
Net income (loss) attributable to the Company’s stockholders		(6,663)	(3,381)	(11,058)	5,715

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(b)
Preferred share (R$)		(1.29)	(0.66)	(2.15)	1.11
Common share (R$)		(1.29)	(0.66)	(2.15)	1.11

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Parent company (unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Net operating revenue		11,346	12,144	30,948	41,878
Cost of goods sold and services rendered	27(a)	(6,846)	(6,612)	(20,037)	(18,499)
Gross profit		4,500	5,532	10,911	23,379

Operating (expenses) income
Selling and administrative expenses	27(b)	(266)	(357)	(845)	(980)
Research and evaluation expenses		(195)	(284)	(547)	(664)
Pre operating and stoppage operation		(129)	(121)	(353)	(316)
Equity results from subsidiaries	12	(1,759)	(2,796)	(3,359)	(7,480)
Other operating expenses, net	27(c)	(155)	(56)	(504)	(829)
		(2,504)	(3,614)	(5,608)	(10,269)
Gain on measurement or sale of non-current assets	6	—	—	546	—
Operating income		1,996	1,918	5,849	13,110

Financial income	28	9,190	1,923	19,652	7,238
Financial expenses	28	(31,518)	(8,250)	(52,858)	(12,910)
Equity results from joint ventures and associates	12	(1,204)	74	(1,361)	1,075
Results on sale or disposal of investments from joint ventures and associates	6	—	(100)	55	(139)
Net income (loss) before income taxes		(21,536)	(4,435)	(28,663)	8,374

Income taxes	20
Current tax		18	393	18	(2,582)
Deferred tax		14,855	661	17,587	(77)
		14,873	1,054	17,605	(2,659)
Net income (loss)		(6,663)	(3,381)	(11,058)	5,715

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(b)
Preferred share (R$)		(1.29)	(0.66)	(2.15)	1.11
Common share (R$)		(1.29)	(0.66)	(2.15)	1.11

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss)	(7,088)	(3,351)	(11,779)	5,323
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(25)	10	(48)	248
Effect of taxes	6	(8)	80	(54)
Equity results from entities, net taxes	—	—	—	3
	(19)	2	32	197
Total items that will not be reclassified subsequently to income	(19)	2	32	197

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	24,733	8,250	36,846	2,778

Cash flow hedge
Gross balance for the period	254	(127)	1,812	18
Effect of taxes	(6)	4	(16)	(4)
Equity results from entities, net taxes	(8)	5	(16)	11
Transfer of realized results to income, net of taxes	(135)	(27)	(823)	(98)
	105	(145)	957	(73)
Total of items that will be reclassified subsequently to income	24,838	8,105	37,803	2,705
Total comprehensive income (loss)	17,731	4,756	26,056	8,225
Comprehensive income (loss) attributable to noncontrolling stockholders’ interests	692	347	910	(266)
Comprehensive income (loss) attributable to the Company’s stockholders	17,039	4,409	25,146	8,491

	Parent company (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss)	(6,663)	(3,381)	(11,058)	5,715
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(31)	(62)	(81)	(189)
Effect of taxes	11	21	27	64
Equity results from entities, net taxes	1	43	86	322
	(19)	2	32	197
Total items that will not be reclassified subsequently to income	(19)	2	32	197

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	23,616	7,933	35,215	2,652

Cash flow hedge
Equity results from entities, net taxes	105	(145)	957	(73)
	105	(145)	957	(73)
Total of items that will be reclassified subsequently to income	23,721	7,788	36,172	2,579
Total comprehensive income (loss)	17,039	4,409	25,146	8,491

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income (loss)	—	—	—	—	—	—	—	5,715	5,715	(392)	5,323
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	197	—	—	197	—	197
Cash flow hedge	—	—	—	—	—	(73)	—	—	(73)	—	(73)
Translation adjustments	—	—	—	—	—	(4)	2,656	—	2,652	126	2,778
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(553)	(553)
Capitalization of reserves	2,300	—	—	(2,300)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	209	209
Cancellation of treasury stock	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(15)	(15)
Dividends and interest on capital of Company’s stockholders	—	—	—	—	—	—	—	(4,632)	(4,632)	—	(4,632)
September 30, 2014 (unaudited)	77,300	50	(840)	61,870	(2,746)	(2,695)	18,183	1,083	152,205	3,150	155,355

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	77,300	50	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601
Loss	—	—	—	—	—	—	—	(11,058)	(11,058)	(721)	(11,779)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	32	—	—	32	—	32
Cash flow hedge	—	—	—	—	—	957	—	—	957	—	957
Translation adjustments	—	—	—	—	—	(1,089)	36,304	—	35,215	1,631	36,846

Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	663	—	—	—	(1,233)	—	(570)	4,746	4,176
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	86	86
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(21)	(21)
Dividends and interest on capital of Company’s stockholders	—	—	—	(3,101)	—	—	—	—	(3,101)	—	(3,101)
September 30, 2015 (unaudited)	77,300	50	(307)	49,984	(2,746)	(4,653)	59,319	(11,058)	167,889	8,908	176,797

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flow from operating activities:
Net income (loss)	(7,088)	(3,351)	(11,779)	5,323
Adjustments for:
Equity results from entities	1,204	(74)	1,361	(1,075)
Loss (gain) on measurement or sale of non-current assets	189	—	(185)	—
Results on sale or disposal of investments of joint ventures and associates	—	100	(296)	139
Gain on disposal of property, plant and equipment and intangibles	166	89	(565)	783
Impairment of non-current assets	—	—	—	1,730
Depreciation, amortization and depletion	3,670	2,548	9,709	6,949
Deferred income taxes	(17,430)	(612)	(19,927)	541
Foreign exchange and indexation, net	18,644	2,002	27,023	980
Unrealized derivative loss (gain), net	6,239	2,001	7,992	914
Participative stockholders’ debentures	(245)	201	(2,073)	848
Others	(649)	800	(1,321)	1,221
Decrease (increase) in assets:
Accounts receivable	1,210	1,474	1,898	5,024
Inventories	(1,171)	262	(690)	(1,485)
Recoverable taxes	(417)	(975)	(1,825)	1,728
Others	(548)	147	(397)	419
Increase (decrease) in liabilities:
Suppliers and contractors	1,493	991	1,115	1,157
Payroll and related charges	188	586	(1,439)	(377)
Taxes and contributions	99	(594)	396	(857)
Deferred revenue - Gold stream	—	—	1,670	—
Income taxes - Settlement program	161	117	385	331
Others	260	950	(432)	739
Net cash provided by operating activities	5,975	6,662	10,620	25,032

Cash flow from investing activities:
Financial investments redeemed	180	(983)	917	(980)
Loans and advances received (granted)	10	635	(23)	751
Guarantees and deposits granted	73	(129)	(64)	(241)
Additions to investments	(22)	(51)	(140)	(507)
Acquisition of subsidiary (note 7(e))	—	—	(237)	—
Additions to property, plant and equipment and intangible	(6,616)	(5,893)	(19,366)	(17,573)
Dividends and interest on capital received from joint ventures and associates	71	591	722	1,081
Proceeds from disposal of assets and investments	1,793	2,000	3,542	2,709
Proceeds from gold stream transaction	—	—	1,156	—
Net cash used in investing activities	(4,511)	(3,830)	(13,493)	(14,760)

Cash flow from financing activities:
Financial institutions - Loans and financing
Loans and financing
Additions	3,772	1,891	12,196	3,464
Repayments	(3,287)	(1,451)	(5,930)	(2,677)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	—	—	(3,101)	(4,632)
Dividends and interest on capital attributed to noncontrolling stockholders	—	(24)	(35)	(24)
Transactions with noncontrolling stockholders	4,000	—	3,875	—
Net cash provided by (used in) financing activities	4,485	416	7,005	(3,869)

Increase (decrease) in cash and cash equivalents	5,949	3,248	4,132	6,403
Cash and cash equivalents in the beginning of the period	9,799	15,560	10,555	12,465
Effect of exchange rate changes on cash and cash equivalents	1,722	511	2,783	451
Cash and cash equivalents at end of the period	17,470	19,319	17,470	19,319

Cash paid during the period for (i):
Interest on loans and financing	(1,445)	(920)	(3,760)	(2,758)
Derivatives received (paid), net	(622)	80	(2,709)	313
Income taxes	(166)	(187)	(1,069)	(713)
Income taxes - Settlement program	(325)	(294)	(950)	(860)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	689	488	1,789	901

(i) Amounts paid are classified as cash flows from operating activities.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Cash flow from operating activities:
Net income (loss)	(11,058)	5,715
Adjustments for:
Equity results from entities	4,720	6,405
Results on sale or disposal of investments of joint ventures and associates	(601)	139
Loss on disposal of property, plant and equipment and intangibles	160	158
Depreciation, amortization and depletion	3,330	2,577
Deferred income taxes	(17,587)	77
Foreign exchange and indexation, net	39,459	2,643
Unrealized derivative loss (gain), net	6,036	485
Dividends and interest on capital received from subsidiaries	717	19
Participative stockholders’ debentures	(2,073)	848
Others	(189)	1,959
Decrease (increase) in assets:
Accounts receivable	(5,068)	(13,711)
Inventories	(173)	19
Recoverable taxes	(1,422)	1,478
Others	(595)	197
Increase (decrease) in liabilities:
Suppliers and contractors	452	1,566
Payroll and related charges	(1,075)	(252)
Taxes and contributions	882	(219)
Income taxes - Settlement program	375	324
Others	(126)	1
Net cash provided by operating activities	16,164	10,428

Cash flow from investing activities:
Financial investments redeemed	374	8
Loans and advances received (granted)	147	652
Guarantees and deposits granted	(82)	(214)
Additions to investments	(5,109)	(2,130)
Additions to property, plant and equipment and intangible	(11,847)	(10,349)
Dividends and interest on capital received from joint ventures and associates	718	1,039
Proceeds from disposal of assets and investments	4,316	2,709
Net cash used in investing activities	(11,483)	(8,285)

Cash flow from financing activities:
Loans and financing (i)
Additions	14,503	7,426
Repayments	(9,839)	(4,023)
Repayments to stockholders:
Dividends and interest on capital attributed to noncontrolling interest	(3,101)	(4,632)
Net cash provided by (used in) financing activities	1,563	(1,229)

Increase (decrease) in cash and cash equivalents	6,244	914
Cash and cash equivalents in the beginning of the period	685	3,635
Cash and cash equivalents at end of the period	6,929	4,549

Cash paid during the period for (ii):
Interest on loans and financing (i)	(3,095)	(2,116)
Derivatives received (paid), net	(649)	333
Income taxes	—	(60)
Income taxes - Settlement program	(930)	(842)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	892	462
Dividends received	—	181

(i) Includes debt flow with the Vale International S.A.  For the nine-month period ended on September 30, 2015 was captured R$3,003 (R$4,387 — 2014); repayments of R$4,049 (R$2,998 — 2014); and interest paid of R$1,256 (R$692 — 2014), respectively.

(ii) Amounts paid are classified as cash flows from operating activities

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Nine-month period ended (unaudited)
	Consolidated		Parent Company
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Generation of added value
Gross revenue
Revenue from products and services	63,889	66,366	31,621	42,537
Gain (loss) on measurement or sale of non-current assets	481	(139)	601	(139)
Other revenues	1,781	372	399	226
Revenue from the construction of own assets	21,156	17,573	12,739	10,349
Allowance for doubtful accounts	44	(48)	(4)	23
Less:
Acquisition of products	(1,931)	(2,852)	(515)	(813)
Material, service and maintenance	(32,770)	(28,934)	(18,588)	(17,274)
Oil and gas	(3,133)	(2,960)	(1,926)	(1,898)
Energy	(1,463)	(1,049)	(710)	(519)
Freight	(8,182)	(5,621)	—	—
Impairment of non-current assets (includes joint ventures and associates)	—	(1,730)	—	—
Other costs and expenses	(7,033)	(4,836)	(1,502)	(428)
Gross added value	32,839	36,142	22,115	32,064
Depreciation, amortization and depletion	(9,709)	(6,949)	(3,330)	(2,577)
Net added value	23,130	29,193	18,785	29,487

Received from third parties
Equity results from entities	(1,361)	1,075	(4,720)	(6,405)
Financial income	541	1,039	259	740
Monetary and exchange variation of assets	13,172	1,156	14,255	1,664
Total added value to be distributed	35,482	32,463	28,579	25,486

Personnel	6,761	6,780	3,258	3,444
Taxes and contributions	6,136	6,090	4,756	5,092
Current income tax	761	3,282	(18)	2,582
Deferred income tax	(19,927)	541	(17,587)	77
Financial expense (includes capitalized interest)	13,062	6,070	9,206	4,571
Monetary and exchange variation of liabilities	39,333	3,362	38,409	2,672
Other remunerations of third party funds	1,135	1,015	1,613	1,333
Reinvested net income (absorbed loss)	(11,058)	5,715	(11,058)	5,715
Net income (loss) attributable to noncontrolling interest	(721)	(392)	—	—
Distribution of added value	35,482	32,463	28,579	25,486

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                                      Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

2.                                      Summary of the main accounting practices and accounting estimates

a)        Basis of presentation

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through October 21, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)        Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in R$.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are as follows:

	Exchange rates used for conversions into R$
	Closing rate as of		Average rate for the nine-month period ended
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.9729	2.6562	3.1684	2.2893
Canadian dollar (“CAD”)	2.9657	2.2920	2.5090	2.0933
Australian dollar (“AUD”)	2.7898	2.1765	2.4067	2.1016
Euro (“EUR” or “€”)	4.4349	3.2270	3.5285	3.1010

3.                                      Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.                                      Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.                                      Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.                                      Non-current assets and liabilities held for sale

	Consolidated
	September 30, 2015			December 31, 2014
	Australian assets	Nacala	Total	Energy	Nacala	Total
			(unaudited)
Non-current assets held for sale
Accounts receivable	—	10	10	—	21	21
Other current assets	—	597	597	—	417	417
Investments	—		—	233	—	233
Intangible assets, net	—	84	84	—	—	—
Property, plant and equipment, net	505	14,252	14,757	1,268	7,730	8,998
Total assets	505	14,943	15,448	1,501	8,168	9,669

Liabilities associated with non-current assets held for sale
Suppliers and contractors	—	545	545	—	143	143
Other current liabilities	505	61	566	—	151	151
Total liabilities	505	606	1,111	—	294	294
Net assets held for sale	—	14,337	14,337	1,501	7,874	9,375

Australian assets - Integra and Isaac Plains mining complexes

In 2015, the Company signed agreements to sell its participation in the Integra and Isaac Plains mining complexes which were put into care and maintenance in 2014 (note 15). The completion of the transaction is subject to precedent conditions. The non-current assets and liabilities were transferred to assets held for sale with no impact in the statement of income.

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi. After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The non-current assets and liabilities were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of R$306, recognizing a gain of R$55 as result on sale or disposal of investment from joint ventures and associates in the statement of income.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized a gain of R$546 in the income statement as gain (loss) on measurement or sales of non-current asset based on the fair value of the assets transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.                                      Acquisitions and divestitures

a)        Divestiture of participation in Minerações Brasileiras Reunidas S.A. (“MBR”)

In the third quarter of 2015, the Company and Fundo de Investimento em Participações Multisetorial Plus II, whose shares are held by Banco Bradesco BBI S.A. (related party), completed the sale of class A preferred shares of MBR, representing 36.4% of its share capital. The Company received cash proceeds of R$4 billion and will keep a stake of 62.5% of the total capital of MBR, maintaining its stake in ordinary capital at 98.3%. The participation and rights of the new shareholder were recognized as noncontrolling stockholders’ equity.

b)        Divestiture of shipping assets

In the third quarter of 2015, the Company and China Merchants Energy Shipping Co. Ltd. (“China Merchants”), a state-owned enterprise and one of the largest shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons each. The Company received cash proceeds of R$1,749 and recognized a loss of R$189 as a gain (loss) on measurement or sale of non-current assets.

In the second quarter of 2015, the Company and China Ocean Shipping Company (“Cosco”), the largest dry bulk carrier in China and one of the largest dry bulk shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons each. The Company received cash proceeds of R$1,384 and recognized a loss of R$172 as a gain (loss) on measurement or sale of non-current assets.

c)         Divestiture of Shandong Yankuang International Coking Co., Ltd. (“Yankuang”)

In the second quarter of 2015, the Company concluded the sale of its participation in Yankuang, a producer of coke, methanol and other products. In this transaction, Vale recognized a gain of R$241 as a results on sale or disposal of investments from joint ventures and associates.

d)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing by Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake in VBG to its partner in the project and kept the right to any recoverable amount it may derive from the Simandou project. The transaction had no impact on cash or in the statement of income.

e)         Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the fertilizer business being transferred to Vale Fertilizantes S.A. The purchase price allocation based on the fair value of acquired assets and liabilities was calculated based on studies performed by the Company. Subsequently, Facon was merged into Vale Fertilizantes S.A.

Purchase price	237
Book value of property, plant and equipment	203
Book value of other assets acquired and liabilities assumed, net	(182)
Adjustment to fair value of property, plant and equipment and mining rights	114
Goodwill	102

f)          Divestiture of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

In the second quarter of 2014, the Company signed an agreement with a subsidiary of Suzano Papel e Celulose S.A. for the sale of its entire stake in Vale Florestar. A loss on this transaction of R$39 was recorded as a results on sale or disposal of investments from joint ventures and associates in 2014.

8.                                      Cash and cash equivalents

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Cash and bank deposits	5,676	5,601	53	41
Short-term investments	11,794	4,954	6,876	644
	17,470	10,555	6,929	685

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

9.                                      Accounts receivable

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Ferrous minerals	5,699	5,724	32,796	28,809
Coal	276	324	—	—
Base metals	1,561	2,064	2,696	1,790
Fertilizers	490	361	16	18
Others	261	457	56	58
	8,287	8,930	35,564	30,675

Provision for doubtful debts	(232)	(230)	(76)	(76)
	8,055	8,700	35,488	30,599

The consolidated accounts receivable related to the steel sector represented 75.13% and 77.97% of total receivables on September 30, 2015 and December 31, 2014, respectively. In the parent company, accounts receivable of the steel sector represents 89.35% and 93.98% on September 30, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income for the three-month period ended on September 30, 2015 and 2014 totaled R$(39) and R$5 and for the nine-month period ended on September 30, 2015 and 2014 totaled R$(44) and R$48, respectively. The Company recognized write-offs for the three-month period ended on September 30, 2015 and 2014 in the amount of R$4 and R$(39) and for the nine-month period ended totaled R$(16) and R$57, respectively.

10.                               Inventories

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Product inventory

Ferrous minerals
Iron ore	3,826	2,949	2,076	1,842
Pellets	603	498	277	183
Manganese and ferroalloys	287	183	54	51
	4,716	3,630	2,407	2,076

Coal	332	411	—	—

Base metals
Nickel and other products	4,953	3,811	277	334
Copper	91	70	35	26
	5,044	3,881	312	360

Fertilizers
Potash	40	31	—	—
Phosphates	782	822	—	—
Nitrogen	56	62	—	—
	878	915	—	—

Other products	16	8	—	—
Total product inventory	10,986	8,845	2,719	2,436

Consumable inventory	4,143	3,111	1,435	1,219
Total	15,129	11,956	4,154	3,655

As at September 30, 2015 product inventory is stated net of provisions for nickel, coal, phosphate and pig iron in the amount of R$275 (R$50 as of December 31, 2014), R$1.602 (R$757 as of December 31, 2014), R$8 (R$0 as of December 31, 2014) and R$3 (R$0 as of December 31, 2014), respectively.

Changes in inventories are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Product inventory
Balance at beginning of the period	10,155	7,897	8,845	6,784
Production and acquisition	14,740	12,624	41,474	36,359
Transfer from consumable inventory	2,315	1,792	6,346	5,451
Cost of goods sold	(17,617)	(14,197)	(47,727)	(39,823)
Provision for market value adjustment	(650)	(85)	(1,081)	(415)
Translation adjustments	2,043	623	3,129	298
Balance at end of the period	10,986	8,654	10,986	8,654

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Product inventory
Balance at beginning of the period	2,436	2,114
Production and acquisition	17,097	15,133
Transfer from consumable inventory	2,418	2,649
Cost of goods sold	(19,232)	(17,381)
Balance at end of the period	2,719	2,515

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Consumable inventory
Balance at beginning of the period	3,585	3,084	3,111	2,878
Acquisition	2,276	1,801	6,412	5,661
Transfer to product inventory	(2,315)	(1,792)	(6,346)	(5,451)
Transfer to held for sale	(3)	—	(3)	—
Translation adjustments	600	82	969	87
Balance at end of the period	4,143	3,175	4,143	3,175

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Consumable inventory
Balance at beginning of the period	1,219	1,173
Acquisition	2,634	2,753
Transfer to product inventory	(2,418)	(2,649)
Balance at end of the period	1,435	1,277

11.                               Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Value-added tax	3,286	2,806	1,383	1,189
Brazilian federal contributions	4,180	2,682	3,177	2,006
Others	46	91	48	58
Total	7,512	5,579	4,608	3,253

Current	5,420	4,515	3,197	2,687
Non-current	2,092	1,064	1,411	566
Total	7,512	5,579	4,608	3,253

12.                               Investments

Changes in investments are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balance at beginning of the period	13,057	11,251	10,978	8,397
Aquisitions (i)	—	—	1,819	—
Additions	22	40	76	477
Disposals (ii)	—	(71)	241	(71)
Translation adjustment	482	176	732	80
Equity results on statement of income	(1,204)	74	(1,361)	1,075
Equity results on statement of comprehensive income and others	(12)	3	(20)	6
Dividends declared	(30)	(25)	(253)	(1,321)
Other transfers	5	—	123	181
Transfer to held for sale - Others	—	(28)	(15)	(244)
Transfer to held for sale - VLI S.A.	—	—	—	2,840
Balance at end of the period	12,320	11,420	12,320	11,420

(i) Refers to Aliança Geração de Energia S.A., see note 6.

(ii) Refers to Shandong Yankuang International Coking Co., Ltd., see note 7(c).

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Balance at beginning of the period	118,628	123,370
Aquisitions	1,818
Additions	5,109	2,102
Disposals	(4,000)	(71)
Translation adjustment	32,763	2,745
Equity results on statement of income	(4,720)	(6,405)
Equity results on statement of comprehensive income and others	177	198
Dividends declared	(355)	(1,819)
Other transfers	41	(244)
Transfer to held for sale - Others	(30)	—
Transfer to held for sale - VLI S.A.	—	2,840
Balance at end of the period	149,431	122,716

(i) Refers to Aliança Geração de Energia S.A., see note 6.

Investments (continued)

			Investments		Equity results (unaudited)				Dividends received (iv)(unaudited)
		% voting	As of		Three-month period ended		Nine-month period ended		Nine-month period ended
	% ownership	capital	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
			(unaudited)
Subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	338	332	—	—	—	—	—	—
Biopalma da Amazônia S.A.	89.05	89.05	361	646	(346)	(110)	(579)	(148)	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	677	385	80	65	292	222	—	181
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	739	563	(2)	(12)	15	(23)	83	—
Mineração Corumbaense Reunida S.A.	100.00	100.00	1,438	1,150	75	92	175	274	—	—
Minerações Brasileiras Reunidas S.A.	58.93	98.32	6,398	5,201	177	86	218	74	324	—
Potássio Rio Colorado S.A.	100.00	100.00	1,473	1,474	(28)	(6)	(34)	(23)	—	—
Salobo Metais S.A.	100.00	100.00	8,190	7,591	196	19	564	155	—	—
Tecnored Desenvolvimento Tecnológico S.A.	100.00	100.00	66	86	(2)	(20)	(29)	(43)	—	—
Vale International Holdings GmbH	100.00	100.00	13,519	7,283	(577)	(593)	1,949	(2,093)	—	—
Vale Canada Holdings Inc.	100.00	100.00	6,408	5,127	(21)	(7)	(31)	(14)	—	—
Vale Canada Limited	100.00	100.00	25,782	16,182	(1,265)	138	(2,700)	(28)	—	—
Vale Fertilizantes S.A.	100.00	100.00	13,415	13,236	1	(55)	(372)	(155)	—	—
Vale International S.A.	100.00	100.00	43,952	20,978	1,097	(2,394)	(671)	(5,593)	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	4,393	3,251	(123)	(21)	(352)	(31)	—	—
Vale Manganês S.A.	100.00	100.00	666	721	5	5	(28)	(5)	—	—
Vale Mina do Azul S.A.	100.00	100.00	—	—	—	8	—	31	—	19
Vale Moçambique S.A.	100.00	100.00	(3,434)	14,480	(795)	(111)	(1,698)	(235)	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	11,139	7,432	(176)	77	(96)	249	—	—
Others			1,591	1,532	(55)	43	18	(94)	537	—
			137,111	107,650	(1,759)	(2,796)	(3,359)	(7,480)	944	200
Joint ventures
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,845	—	24	—	83	—	56	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	304	—	(2)	—	3	—	—	—
California Steel Industries, Inc.	50.00	50.00	647	489	(27)	6	(68)	24	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	238	228	28	14	59	50	33	19
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	223	213	19	12	37	29	44	25
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	208	162	24	13	51	31	36	13
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	401	378	40	51	112	129	51	63
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	865	1,925	(865)	(98)	(1,060)	(117)	—	—
MRS Logística S.A.	48.16	46.75	1,444	1,355	28	44	98	125	—	54
Norte Energia S.A. (ii) (iii)	—	—	—	241	—	(1)	—	(3)	—	—
Samarco Mineração S.A.	50.00	50.00	—	533	(395)	71	(532)	876	459	906
Others			138	96	18	7	16	7	2	1
			6,313	5,620	(1,108)	119	(1,201)	1,151	681	1,081
Associates
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,344	943	(36)	18	(28)	65	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	309	243	38	(8)	66	10	12	—
Teal Minerals Inc.	50.00	50.00	653	514	(32)	(29)	(96)	(56)	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	144	545	(104)	(47)	(199)	(111)	—	—
VLI S.A.	37.60	37.60	3,024	2,945	45	30	104	72	25	—
Zhuhai YPM Pellet Co.	25.00	25.00	85	64		—	1	—	—	—
Others			448	104	(7)	(9)	(8)	(56)	4	—
			6,007	5,358	(96)	(45)	(160)	(76)	41	—
Total of joint ventures and associates			12,320	10,978	(1,204)	74	(1,361)	1,075	722	1,081
Total			149,431	118,628	(2,963)	(2,722)	(4,720)	(6,405)	1,666	1,281

(i)                  Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)               Pre-operational stage.

(iii)            The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

(iv)           Dividends received by the Parent Company during the years ended at September 30, 2015 and September 30, 2014 were R$1,435 and R$1,239, respectively.

13.                               Intangible assets

	Consolidated
	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	12,531	—	12,531	9,987	—	9,987

Finite useful life
Concessions	10,581	(3,543)	7,038	9,086	(3,210)	5,876
Right of use	1,890	(1,005)	885	1,375	(586)	789
Software	3,967	(2,520)	1,447	3,603	(2,141)	1,462
	16,438	(7,068)	9,370	14,064	(5,937)	8,127
Total	28,969	(7,068)	21,901	24,051	(5,937)	18,114

	Parent Company
	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	12,531	—	12,531	9,987	—	9,987

Finite useful life
Concessions	10,581	(3,543)	7,038	9,086	(3,210)	5,876
Right of use	223	(100)	123	223	(94)	129
Software	3,967	(2,520)	1,447	3,603	(2,141)	1,462
	14,771	(6,163)	8,608	12,912	(5,445)	7,467
Total	27,302	(6,163)	21,139	22,899	(5,445)	17,454

Changes in intangible assets are as follows:

	Consolidated (unaudited)
	Three-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on June 30, 2014	9,439	4,721	532	1,194	15,886
Additions	—	520	—	522	1,042
Disposals	—	(3)	—	—	(3)
Amortization	—	(108)	(19)	(176)	(303)
Translation adjustment	254	—	40	—	294
Balance on September 30, 2014	9,693	5,130	553	1,540	16,916

	Consolidated (unaudited)
	Three-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on June 30, 2015	10,746	6,659	789	1,475	19,669
Additions	—	499	—	99	598
Amortization	—	(120)	(37)	(127)	(284)
Translation adjustment	1,785	—	133	—	1,918
Balance on September 30, 2015	12,531	7,038	885	1,447	21,901

	Consolidated
	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Additions	—	1,125	—	534	1,659
Disposals	—	(11)	—	—	(11)
Amortization	—	(450)	(51)	(332)	(833)
Translation adjustment	(5)	—	10	—	5
Balance on September 30, 2014 (unaudited)	9,693	5,130	553	1,540	16,916

	Consolidated
	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	789	1,462	18,114
Additions	—	1,572	—	365	1,937
Disposals	—	(49)	—	—	(49)
Amortization	—	(361)	(100)	(380)	(841)
Translation adjustment	2,442	—	196	—	2,638
Acquisition of subsidiary (note 7(e))	102	—	—	—	102
Balance on September 30, 2015 (unaudited)	12,531	7,038	885	1,447	21,901

	Parent Company
	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Additions	—	1,125	—	534	1,659
Disposals	—	(11)	—	—	(11)
Amortization	—	(450)	(4)	(332)	(786)
Translation adjustment	(5)	—	—	—	(5)
Balance on September 30, 2014 (unaudited)	9,693	5,130	130	1,540	16,493

	Parent Company
	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	129	1,462	17,454
Addition	102	1,572	—	365	2,039
Disposals	—	(49)	—	—	(49)
Amortization	—	(361)	(6)	(380)	(747)
Translation adjustment	2,442	—	—	—	2,442
Balance on September 30, 2015 (unaudited)	12,531	7,038	123	1,447	21,139

14.                               Property, plant and equipment

	Consolidated
	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	3,083	—	3,083	2,839	—	2,839
Buildings	53,171	(11,049)	42,122	37,569	(6,614)	30,955
Facilities	52,494	(16,665)	35,829	41,831	(13,110)	28,721
Equipment	50,360	(18,112)	32,248	38,200	(13,531)	24,669
Mineral properties	67,213	(22,249)	44,964	55,687	(16,033)	39,654
Others	49,831	(14,063)	35,768	39,543	(10,448)	29,095
Construction in progress	51,722	—	51,722	51,574	—	51,574
	327,874	(82,138)	245,736	267,243	(59,736)	207,507

	Parent Company
	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,688	—	1,688	1,452	—	1,452
Buildings	20,085	(2,572)	17,513	15,631	(2,267)	13,364
Facilities	24,712	(5,587)	19,125	22,367	(5,030)	17,337
Equipment	12,690	(4,725)	7,965	11,368	(4,271)	7,097
Mineral properties	5,794	(1,114)	4,680	5,278	(882)	4,396
Others	19,852	(6,871)	12,981	16,016	(6,196)	9,820
Construction in progress	29,973	—	29,973	33,855	—	33,855
	114,794	(20,869)	93,925	105,967	(18,646)	87,321

Consolidated property, plant and equipment (net book value) pledged to secure judicial claims on September 30, 2015 and December 31, 2014 were R$158 and R$179, respectively. For the parent company, the amount were R$157 and R$179 at September 30, 2015 and December 31, 2014, respectively.

Changes in property, plant and equipment are as follows:

	Consolidated (unaudited)
	Three-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2014	2,561	18,207	27,294	19,473	36,006	24,433	60,358	188,332
Additions (i)	—	—	—	—	—	—	5,339	5,339
Disposals	(1)	—	(3)	(1)	(20)	—	(61)	(86)
Depreciation and amortization	—	(185)	(622)	(75)	(721)	(998)	—	(2,601)
Translation adjustment	(26)	602	(274)	678	2,530	2,229	2,705	8,444
Transfers	133	2,495	2,602	2,209	(2,269)	769	(5,939)	—
Balance on September 30, 2014	2,667	21,119	28,997	22,284	35,526	26,433	62,402	199,428

	Consolidated (unaudited)
	Three-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2015	3,098	37,430	31,296	29,100	40,777	32,046	47,397	221,144
Additions (i)	—	—	—	—	—	—	9,170	9,170
Disposals	—	—	(104)	(45)	—	(2,061)	(21)	(2,231)
Depreciation and amortization	—	(444)	(546)	(849)	(621)	(622)	—	(3,082)
Transfer to non-current assets held for sale	—	—	—	—	(505)	—	—	(505)
Translation adjustment	179	3,528	1,881	3,589	4,611	4,413	3,039	21,240
Transfers	(194)	1,608	3,302	453	702	1,992	(7,863)	—
Balance on September 30, 2015	3,083	42,122	35,829	32,248	44,964	35,768	51,722	245,736

(i) Includes interest capitalized and ARO, see cash flow.

	Consolidated
	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	2,215	18,236	25,622	19,689	38,129	24,642	62,775	191,308
Additions (i)	—	—	—	—	—	—	16,815	16,815
Disposals	(3)	(110)	(10)	(14)	(224)	(71)	(340)	(772)
Depreciation and amortization	—	(823)	(1,360)	(1,454)	(1,629)	(1,665)	—	(6,931)
Impairment (note 15)	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Translation adjustment	112	50	(1,329)	131	333	1,229	212	738
Transfers	343	3,766	6,075	3,932	632	2,302	(17,050)	—
Balance on September 30, 2014 (unaudited)	2,667	21,119	28,997	22,284	35,526	26,433	62,402	199,428

	Consolidated
	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507
Additions (i)	—	—	—	—	—	—	20,445	20,445
Disposals	—	(14)	(126)	(105)	(434)	(3,653)	(26)	(4,358)
Depreciation and amortization	—	(1,267)	(1,713)	(2,556)	(1,992)	(1,747)	—	(9,275)
Transfer to non-current assets held for sale	—	—	—	—	(505)	—	—	(505)
Translation adjustment	252	4,307	2,620	5,191	7,489	5,930	5,816	31,605
Transfers	(8)	8,141	6,327	5,048	752	5,827	(26,087)	—
Acquisition of subsidiary (note 7(e))	—	—	—	1	—	316	—	317
Balance on September 30, 2015 (unaudited)	3,083	42,122	35,829	32,248	44,964	35,768	51,722	245,736

(i) Includes interest capitalized and ARO, see cash flow.

	Parent Company
	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	1,322	9,449	14,350	5,641	2,366	8,680	28,897	70,705
Additions (i)	—	—	—	—	—	—	9,152	9,152
Disposals	—	(23)	(1)	(19)	—	(4)	(100)	(147)
Depreciation and amortization	—	(258)	(636)	(361)	(256)	(831)	—	(2,342)
Transfers	99	1,909	4,159	1,784	11	1,374	(9,336)	—
Balance on September 30, 2014 (unaudited)	1,421	11,077	17,872	7,045	2,121	9,219	28,613	77,368

	Parent Company
	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	87,321
Additions (i)	—	—	—	—	—	—	9,614	9,614
Disposals	—	(10)	(8)	(92)	—	(36)	—	(146)
Depreciation and amortization	—	(371)	(656)	(722)	(259)	(856)	—	(2,864)
Transfers	236	4,530	2,452	1,682	543	4,053	(13,496)	—
Balance on September 30, 2015 (unaudited)	1,688	17,513	19,125	7,965	4,680	12,981	29,973	93,925

(i) includes capitalized and ARO, see cash flow.

15.                               Impairment

The Company did not identify any impairment indicators for the period ended September 30, 2015.

During the second quarter of 2014, the Company identified evidence and recognized impairment in relation to certain of the Company’s operations as presented below.

Property plant and equipment

i.                                        Iron ore

VGB - Vale BSGR Limited

Vale’s former 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) held iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision was based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s former partner in VBG) more than one year before Vale had made any investment at VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale from participating in any future concession of the mining titles. Due to the uncertainties at that time R$1,118 was recognized as impairment. During the first quarter of 2015, the investment was sold (note 7d).

ii.                                    Coal

Australian assets

In May 2014, the Company announced that Integra and Isaac Plains mining complex, both in Australia, were put into care and maintenance since the operation were not considered economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of R$612 in the second quarter of 2014. During the third quarter of 2015, the Company signed an agreement to sell its participation in the Integra and Isaac Plains mining complexes (note 6).

16.                     Loans and financing

a)        Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	1,362	950	21,431	13,531
Others currencies	55	—	726	7
Fixed rates in:
US$	6,957	183	49,517	35,166
EUR	—	—	6,652	4,841
Accrued charges	1,039	887	—	—
	9,413	2,020	78,326	53,545
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	806	785	16,381	14,617
Basket of currencies and US$ indexed to LIBOR	1,063	561	5,641	3,623
Fixed rates in:
R$	227	128	1,053	964
Accrued charges	528	274	482	—
	2,624	1,748	23,557	19,204
	12,037	3,768	101,883	72,749

	Parent Company
	Current liabilities		Non-current liabilities
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	980	670	17,928	11,721
Fixed rates in:
US$	3,178	159	7,390	3,984
EUR	—	—	6,652	4,841
Accrued charges	333	338	—	—
	4,491	1,167	31,970	20,546
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	757	734	15,690	13,511
Basket of currencies and US$ indexed to LIBOR	1,054	554	5,627	3,609
Fixed rates in:
R$	180	123	893	876
Accrued charges	531	275	—	—
	2,522	1,686	22,210	17,996
	7,013	2,853	54,180	38,542

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Consolidated					Parent Company
	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)	Debt principal (i)
2015	2,233	—	640	2,873	1,208	2,778
2016	1,048	3,778	3,534	8,360	5,714	4,029
2017	2,160	4,815	3,941	10,916	5,394	4,796
2018	6,502	3,326	4,124	13,952	4,961	13,249
2019	2,005	3,973	4,811	10,789	4,312	6,168
2020	6,372	5,073	3,107	14,552	3,840	8,438
Between 2021 and 2025	4,073	13,382	6,397	23,852	12,288	14,295
2026 onwards	228	25,754	595	26,577	23,065	6,576
	24,621	60,101	27,149	111,871	60,782	60,329

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of September 30, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At September 30, 2015, the average annual interest rates by currency are as follows:

	Consolidated		Parent Company
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
Loans and financing in US$	4.44%	86,855	2.68%	36,334
Loans and financing in R$ (ii)	10.73%	19,446	10.61%	18,018
Loans and financing in EUR (iii)	4.06%	6,841	4.06%	6,841
Loans and financing in others currencies	6.03%	778		—
		113,920		61,193

(i)        In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at September 30, 2015.

(ii)     R$ denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of R$14,501, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.01% per year in US$.

(iii)  Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.42% per year in US$.

b)        Credit and financing lines

					Amounts drawn on
Type	Contractual currency	Date of agreement	Available for	Total amount	September 30, 2015
					(unaudited)
Credit lines
Revolving credit facility	US$	May 2015	5 years	11,919	—
Revolving credit facility	US$	July 2013	5 years	7,946	—
Financing lines
BNDES (i)	R$	April 2008	10 years	7,300	5,548
BNDES - CLN 150 (ii)	R$	September 2012	10 years	3,883	3,499
BNDES - Tecnored 3.5% (iii)	R$	December 2013	8 years	137	107
BNDES - S11D e S11D Logística (iv)	R$	May 2014	10 years	6,163	2,693

(i)             Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.

(ii)          Capacitação Logística Norte 150 Project (“CLN 150”).

(iii)       Support to Tecnored’s investment plan from 2013 to 2015.

(iv)      Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)                                      Funding

On August 2015, Vale issued infrastructure debentures in the total amount of R$1,350.

d)                                     Guarantees

As of September 30, 2015 and December 31, 2014 financing and loans in the amount of R$3,079 and R$3,485, respectively, are secured by property, plant and equipment and receivables.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

17.                     Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at September 30, 2015 was 5,51% p.a. in Brazil, 2,05% p.a. in Canada and between 1,61% - 8,8% p.a. for the others locations.

Changes in asset retirement obligations are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balance at beginning of the period	9,762	6,324	8,949	6,194
Interest expense	154	60	619	310
Settlements	(81)	(33)	(229)	(57)
Revisions on cash flows estimates	38	13	70	67
Translation adjustment	969	244	1,433	94
Balance at end of the period	10,842	6,608	10,842	6,608

Current	320	349	320	349
Non-current	10,522	6,259	10,522	6,259
	10,842	6,608	10,842	6,608

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Balance at beginning of the period	3,195	1,946
Interest expense	342	129
Settlements	(7)	(13)
Balance at end of the period	3,530	2,062

Current	83	89
Non-current	3,447	1,973
	3,530	2,062

18.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Consolidated (unaudited)
	Three-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2014	891	478	1,840	97	3,306
Additions	135	44	140	11	330
Reversals	(55)	(236)	(86)	—	(377)
Payments	(9)	—	(42)	(2)	(53)
Indexation and interest	(118)	58	67	84	91
Translation adjustment	31	—	—	10	41
Balance on September 30, 2014	875	344	1,919	200	3,338

	Consolidated (unaudited)
	Three-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2015	1,003	405	1,939	212	3,559
Additions	46	30	204	1	281
Reversals	(4)	(36)	(246)	(1)	(287)
Payments	(28)	(126)	(16)	(30)	(200)
Indexation and interest	27	17	(85)	24	(17)
Translation adjustment	39	1	—	34	74
Balance on September 30, 2015	1,083	291	1,796	240	3,410

	Consolidated (unaudited)
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	236	62	389	54	741
Reversals	(92)	(217)	(183)	(9)	(501)
Payments	(25)	(16)	(74)	(6)	(121)
Indexation and interest	(27)	17	133	91	214
Translation adjustment	12	—	1	3	16
Balance on September 30, 2014 (unaudited)	875	344	1,919	200	3,338

	Consolidated (unaudited)
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	972	311	1,876	246	3,405
Additions	490	172	419	1	1,082
Reversals	(520)	(126)	(367)	(2)	(1,015)
Payments	(22)	(123)	(64)	(66)	(275)
Indexation and interest	79	56	(68)	8	75
Translation adjustment	84	1	—	53	138
Balance on September 30, 2015 (unaudited)	1,083	291	1,796	240	3,410

	Parent Company
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	166	5	344	39	554
Reversals	(26)	(39)	(162)	(9)	(236)
Payments	(15)	(13)	(64)	(4)	(96)
Indexation and interest	7	9	124	2	142
Balance on September 30, 2014 (unaudited)	412	183	1,714	63	2,372

	Parent Company
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	436	186	1,732	94	2,448
Additions	369	89	379	1	838
Reversals	(500)	(82)	(330)	(1)	(913)
Payments	(44)	(4)	(56)	(34)	(138)
Indexation and interest	97	50	(127)	6	26
Balance on September 30, 2015 (unaudited)	358	239	1,598	66	2,261

b)                                     Contingent liabilities

Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	19,301	16,187	15,890	13,084
Civil litigations	5,039	3,734	3,609	2,962
Labor litigations	7,596	5,194	5,948	4,491
Environmental litigations	5,182	2,981	5,027	2,881
Total	37,118	28,096	30,474	23,418

c)                                      Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated		Parent Company
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	793	940	515	664
Civil litigations	352	333	118	115
Labor litigations	2,141	2,096	1,969	1,942
Environmental litigations	42	1	40	—
Total	3,328	3,370	2,642	2,721

d)             Others

In the third quarter of 2015, the Company filed an enforceable action in the amount of R$524 referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without merit.

19.                     Income taxes - Settlement program (“REFIS”)

In November 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On September 30, 2015, the balance of R$17.170 (R$1.310 in current and R$15.860 in non-current) is due in 157 remaining monthly installments, bearing interest at the SELIC rate.

20.                     Income taxes

a)        Deferred income tax

	Consolidated (unaudited)
	Three-month period ended
	Assets	Liabilities	Total
Balance on June 30, 2014	9,670	7,406	2,264
Effect on statement of income	492	(120)	612
Translation adjustment	369	666	(297)
Other comprehensive income	21	25	(4)
Balance on September 30, 2014	10,552	7,977	2,575

	Consolidated (unaudited)
	Three-month period ended
	Assets	Liabilities	Total
Balance on June 30, 2015	13,341	9,585	3,756
Effect on statement of income	17,461	31	17,430
Translation adjustment	868	1,849	(981)
Other comprehensive income	40	40	—
Balance on September 30, 2015	31,710	11,505	20,205

	Consolidated
	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2013	10,596	7,562	3,034
Effect on statement of income	(383)	158	(541)
Translation adjustment	120	134	(14)
Other comprehensive income	65	123	(58)
Transfers	154	—	154
Balance on September 30, 2014 (unaudited)	10,552	7,977	2,575

	Consolidated
	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2014	10,560	8,874	1,686
Effect on statement of income	19,796	(131)	19,927
Translation adjustment	1,292	2,733	(1,441)
Other comprehensive income	93	29	64
Acquisition of subsidiary	(31)	—	(31)
Balance on September 30, 2015 (unaudited)	31,710	11,505	20,205

Parent Company
Nine-month period ended
Assets
Balance on December 31, 2013	7,418
Effect on statement of income	(77)
Other comprehensive income	64
Balance on September 30, 2014 (unaudited)	7,405

Parent Company
Nine-month period ended
Assets
Balance on December 31, 2014	6,430
Effect on statement of income	17,587
Other comprehensive income	27
Balance on September 30, 2015 (unaudited)	24,044

Brazilian corporate tax law was amended at the end of 2014 by the Law 12,973 and became effective for the fiscal year 2015. The change was to provide that profits from foreign subsidiaries will be taxed in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%). In accordance with paragraph 77 of the referred law, the accumulated losses of those subsidiaries, as of December 31, 2014, will be available to offset their future profits.

On September 30, 2015, the Company filed the tax return and completed the review of the income tax loss carry-forwards available in each foreign subsidiary as of December 31, 2014. Accordingly, a deferred tax asset related to accumulated losses in certain of those foreign subsidiaries of R$11,729 was recognized as deferred income tax in the statement of income.

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

b)        Income tax reconciliation

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) before income taxes	(24,165)	(4,101)	(30,945)	9,146
Income taxes at statutory rates - 34%	8,216	1,394	10,521	(3,110)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	659	1,054	1,976
Tax incentives	42	(97)	117	315
Results of overseas companies taxed by different rates which differs from the parent company rate	—	(971)	—	(1,946)
Equity results on statement of income	(410)	26	(463)	366
Unrecognized current year gains/losses	(1,302)	—	(1,807)	—
Additions (reversals) of tax loss carryforward	11,174	—	11,174	(255)
Others	(643)	(261)	(1,430)	(1,169)
Income taxes	17,077	750	19,166	(3,823)

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Net income (loss) before income taxes	(28,663)	8,374
Income taxes at statutory rates - 34%	9,745	(2,847)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1,054	1,976
Tax incentives	—	315
Equity results on statement of income	(1,605)	(2,178)
Additions of tax loss carryforward	8,818	—
Others	(407)	75
Income taxes	17,605	(2,659)

21.                     Employee benefits obligations

At September 30, 2015 the Company contributed R$616 and does not expect significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	September 30, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	3,455	—	—	2,790	—	—
Interest income	321	—	—	335	—	—
Changes on asset ceiling and onerous liability	(957)	—	—	330	—	—
Balance at end of the period	2,819	—	—	3,455	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(10,268)	(15,229)	(4,995)	(9,902)	(12,009)	(3,981)
Fair value of assets	13,087	12,475	—	13,357	9,872	—
Effect of the asset ceiling	(2,819)	—	—	(3,455)	—	—
Liabilities provisioned	—	(2,754)	(4,995)	—	(2,137)	(3,981)

Current liabilities	—	(73)	(203)	—	(42)	(135)
Non-current liabilities	—	(2,681)	(4,792)	—	(2,095)	(3,846)
Liabilities provisioned	—	(2,754)	(4,995)	—	(2,137)	(3,981)

ii.        Costs recognized in the statement of income

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	16	89	22	17	45	18
Interest expense on liabilities	294	153	56	279	67	57
Interest income on plan assets	(404)	(128)	—	(368)	(88)	—
Interest expense on effect of asset (ceiling) and onerous liability	107	—	—	84	—	—
Total of cost, net	13	114	78	12	24	75

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	47	248	69	51	116	53
Interest expense on liabilities	883	431	161	837	308	167
Interest income on plan assets	(1,211)	(363)	—	(1,104)	(266)	—
Interest expense on effect of asset (ceiling) and onerous liability	320	—	—	252	—	—
Total of cost, net	39	316	230	36	158	220

iii.    Costs recognized in the statement of comprehensive income

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(413)	(1,653)	(418)	(274)	(629)	(438)
Return on plan assets (excluding interest income) and others	(1,077)	(121)	129	(22)	32	27
Changes on asset ceiling and onerous liability	1,044	—	—	3	(30)	—
Gross balance for the period	(33)	(121)	129	(19)	2	27
Deferred income tax	11	34	(39)	6	(7)	(7)
Other comprehensive income	(22)	(87)	90	(13)	(5)	20
Translation adjustment	1	(434)	(75)	—	(69)	(37)
Accumulated comprehensive income	(434)	(2,174)	(403)	(287)	(703)	(455)

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(380)	(1,515)	(350)	(219)	(926)	(460)
Return on plan assets (excluding interest income) and others	(1,077)	(40)	74	12	439	27
Changes on asset ceiling and onerous liability	995	—	—	(112)	(118)	—
Gross balance for the period	(82)	(40)	74	(100)	321	27
Deferred income tax	28	66	(14)	34	(81)	(7)
Other comprehensive income	(54)	26	60	(66)	240	20
Translation adjustment	—	(685)	(113)	(2)	(17)	(15)
Accumulated comprehensive income	(434)	(2,174)	(403)	(287)	(703)	(455)

b)                                     Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the PLR R$180 as at September 30, 2015 (R$979 in September 30, 2014) in consolidated and R$105 in September 30, 2015 (R$774 in September 30, 2014) in parent company.

c)         Long-term compensation plan

In order to promote stockholder culture, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 year cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At September 30, 2015 and December 31, 2014 the Company recorded a liability with the same impact in the statement of income in the amount of R$147 and R$163, respectively.

22.                     Classification of financial instruments

	Consolidated
	September 30, 2015 (unaudited)				December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	17,470	—	—	17,470	10,555	—	—	10,555
Financial investments	258	—	—	258	392	—	—	392
Derivative financial instruments	—	629	—	629	—	441	—	441
Accounts receivable	8,055	—	—	8,055	8,700	—	—	8,700
Related parties	1,362	—	—	1,362	1,537	—	—	1,537
	27,145	629	—	27,774	21,184	441	—	21,625
Non-current
Related parties	89	—	—	89	93	—	—	93
Loans and financing	772	—	—	772	609	—	—	609
Derivative financial instruments	—	529	—	529	—	231	—	231
	861	529	—	1,390	702	231	—	933
Total of financial assets	28,006	1,158	—	29,164	21,886	672	—	22,558

Financial liabilities
Current
Suppliers and contractors	13,832	—	—	13,832	11,566	—	—	11,566
Derivative financial instruments	—	4,937	712	5,649	—	2,539	1,221	3,760
Loans and financing	12,037	—	—	12,037	3,768	—	—	3,768
Related parties	560	—	—	560	813	—	—	813
	26,429	4,937	712	32,078	16,147	2,539	1,221	19,907
Non-current
Derivative financial instruments	—	11,157	—	11,157	—	4,273	3	4,276
Loans and financing	101,883	—	—	101,883	72,749	—	—	72,749
Related parties	304	—	—	304	288	—	—	288
Participative stockholders’ debentures	—	2,397	—	2,397	—	4,584	—	4,584
Others (iv)	—	243	—	243	—	303	—	303
	102,187	13,797	—	115,984	73,037	9,160	3	82,200
Total of financial liabilities	128,616	18,734	712	148,062	89,184	11,699	1,224	102,107

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 24(a).

(iv) See note 23(a).

	Parent Company
	September 30, 2015 (unaudited)			December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Financial assets
Current
Cash and cash equivalents	6,929	—	6,929	685	—	685
Financial investments	18	—	18	392	—	392
Derivative financial instruments	—	388	388	—	370	370
Accounts receivable	35,488	—	35,488	30,599	—	30,599
Related parties	1,199	—	1,199	2,227	—	2,227
	43,634	388	44,022	33,903	370	34,273
Non-current
Related parties	1,175	—	1,175	902	—	902
Loans and financing	103	—	103	104	—	104
Derivative financial instruments	—	467	467	—	29	29
	1,278	467	1,745	1,006	29	1,035
Total of financial assets	44,912	855	45,767	34,909	399	35,308

Financial liabilities
Current
Suppliers and contractors	7,387	—	7,387	6,818	—	6,818
Derivative financial instruments	—	1,665	1,665	—	948	948
Loans and financing	7,013	—	7,013	2,853	—	2,853
Related parties	8,753	—	8,753	5,622	—	5,622
	23,153	1,665	24,818	15,293	948	16,241
Non-current
Derivative financial instruments	—	9,332	9,332	—	3,866	3,866
Loans and financing	54,180	—	54,180	38,542	—	38,542
Related parties	63,523	—	63,523	43,606	—	43,606
Participative stockholders’ debentures	—	2,397	2,397	—	4,584	4,584
Others (iv)	—	243	243	—	303	303
	117,703	11,972	129,675	82,148	8,753	90,901
Total of financial liabilities	140,856	13,637	154,493	97,441	9,701	107,142

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 24(a).

(iv) See note 23(a).

23.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	Consolidated
	September 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	629	—	629	441	—	441
	629	—	629	441	—	441
Non-current
Derivatives at fair value through profit or loss	529	—	529	231	—	231
	529	—	529	231	—	231
Total of financial assets	1,158	—	1,158	672	—	672

Financial liabilities
Current
Derivatives at fair value through profit or loss	4,937	—	4,937	2,539	—	2,539
Derivatives designated as hedge	712	—	712	1,221	—	1,221
	5,649	—	5,649	3,760	—	3,760
Non-current
Derivatives at fair value through profit or loss	11,157	—	11,157	4,273	—	4,273
Derivatives designated as hedge	—	—	—	3	—	3
Participative stockholders’ debentures	2,397	—	2,397	4,584	—	4,584
Others (minimum return instrument)	—	243	243	—	303	303
	13,554	243	13,797	8,860	303	9,163
Total of financial liabilities	19,203	243	19,446	12,620	303	12,923

	Parent Company
	September 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	388	—	388	370	—	370
	388	—	388	370	—	370
Non-current
Derivatives at fair value through profit or loss	467	—	467	29	—	29
	467	—	467	29	—	29
Total of financial assets	855	—	855	399	—	399

Financial liabilities
Current
Derivatives at fair value through profit or loss	1,665	—	1,665	948	—	948
	1,665	—	1,665	948	—	948
Non-current
Derivatives at fair value through profit or loss	9,332	—	9,332	3,866	—	3,866
Participative stockholders’ debentures	2,397	—	2,397	4,584	—	4,584
Others (minimun return instrument)	—	243	243	—	303	303
	11,729	243	11,972	8,450	303	8,753
Total of financial liabilities	13,394	243	13,637	9,398	303	9,701

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are as follows:

	Consolidated				Parent Company
	Balance	Fair value (ii)	Level 1	Level 2	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
September 30, 2015 (unaudited)
Loans (long term) (i)	111,871	105,796	50,983	54,813	60,329	59,800	12,647	47,153

December 31, 2014
Loans (long term) (i)	75,356	78,302	42,077	36,225	40,782	46,886	9,953	36,933

(i) Net interest of R$2,049 on consolidated and R$864 on parent company at September 30, 2015 and US$1,161 on consolidated and US$613 on parent company at December 31, 2014.

24.                     Derivative financial instruments

a)        Derivatives effects on balance sheet

	Consolidated
	Assets
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	458	—	364	29
IPCA swap	4	44	18	—
Eurobonds swap	—	—	—	109
Pre dollar swap	5	—	5	—
	467	44	387	138
Commodities price risk
Nickel	160	35	54	7
Bunker oil	2	3	—	—
	162	38	54	7

Others	—	447	—	86
	—	447	—	86
Total	629	529	441	231

	Consolidated
	Liabilities
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,110	8,504	1,173	3,599
IPCA swap	90	751	—	167
Eurobonds swap	567	157	24	238
Pre dollar swap	472	771	81	262
	2,239	10,183	1,278	4,266
Commodities price risk
Nickel	127	37	60	7
Bunker oil (i)	2,571	520	1,201	—
	2,698	557	1,261	7
Derivatives designated as cash flow hedge
Bunker oil (i)	674	—	1,152	—
Foreign exchange	38	—	69	3
	712	—	1,221	3

Others	—	417	—	—
	—	417	—	—
Total	5,649	11,157	3,760	4,276

(i) As at September 30, 2015 and December 31, 2014, includes R$294 and R$402, respectively, related to matured transactions with no financial settlement.

	Parent Company
	Assets
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	383	—	354	29
IPCA swap	2	44	11	—
Pre dollar swap	3	—	5	—
	388	44	370	29

Others	—	423	—	—
	—	423	—	—
Total	388	467	370	29

	Parent Company
	Liabilities
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,103	7,753	867	3,535
IPCA swap	89	391	—	70
Pre dollar swap	473	770	81	261
	1,665	8,914	948	3,866

Others	—	418	—	—
	—	418	—	—
Total	1,665	9,332	948	3,866

b)             Effects of derivatives on the statement of income, cash flow and other comprehensive income

	Consolidated (unaudited)
	Three-month period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(3,174)	(1,317)	(5)	83	—	—
IPCA swap	(396)	(91)	—	—	—	—
Eurobonds swap	(46)	(228)	—	—	—	—
Pre dollar swap	(690)	(83)	(11)	4	—	—
	(4,306)	(1,719)	(16)	87	—	—
Commodities price risk
Nickel	(69)	17	(77)	8	—	—
Bunker oil	(1,821)	(134)	(117)	12	—	—
	(1,890)	(117)	(194)	20	—	—
Derivatives designated as cash flow hedge
Bunker oil	(459)	(4)	(375)	(4)	96	(137)
Foreign exchange	(37)	(23)	(37)	(23)	17	(13)
	(496)	(27)	(412)	(27)	113	(150)

Others	(169)	(58)	—	—	—	—
	(169)	(58)	—	—	—	—
Total	(6,861)	(1,921)	(622)	80	113	(150)

	Consolidated (unaudited)
	Nine-month period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(5,533)	(122)	(883)	362	—	—
IPCA swap	(546)	(55)	19	—	—	—
Eurobonds swap	(386)	(210)	(38)	24	—	—
Pre dollar swap	(925)	(8)	(21)	16	—	—
	(7,390)	(395)	(923)	402	—	—
Commodities price risk
Nickel	(125)	8	(157)	17	—	—
Bunker oil	(1,737)	(94)	(499)	(8)	—	—
	(1,862)	(86)	(656)	9	—	—
Derivatives designated as cash flow hedge
Bunker oil	(950)	(23)	(1,021)	(23)	928	(96)
Foreign exchange	(109)	(75)	(109)	(75)	45	12
	(1,059)	(98)	(1,130)	(98)	973	(84)

Others	(390)	(22)	—	—	—	—
	(390)	(22)	—	—	—	—
Total	(10,701)	(601)	(2,709)	313	973	(84)

	Parent company (unaudited)
	Nine-month period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(5,093)	(136)	(638)	318	—	—
IPCA swap	(364)	(8)	11	—	—	—
Pre dollar swap	(925)	(8)	(22)	15	—	—
	(6,382)	(152)	(649)	333	—	—
Cash flow hedge from entities
Bunker oil	—	—	—	—	928	(96)
Foreign exchange	—	—	—	—	45	12
	—	—	—	—	973	(84)

Others	(303)	—	—	—	—	—
	(303)	—	—	—	—	—
Total	(6,685)	(152)	(649)	333	973	(84)

Related to the effects of derivatives in the consolidated statement of income, the Company recognized as cost of goods sold and services rendered and financial expense the amounts of R$451 and R$6,402 for the three-month period ended on September 30, 2015, respectively, and the amounts of R$944 and R$9,751 for the nine-month period ended on September 30, 2015, respectively.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2016
Nickel	October 2017
Others	December 2027

Additional information about derivatives financial instruments

(As at September 30, 2015, unaudited)

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, which considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on September 30, 2015. The contracts subject to margin calls refer only to part of nickel trades executed by the wholly-owned subsidiary Vale Canada Ltd.

The derivative positions described in this document didn’t have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of September 30, 2015, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Index	Average rate	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017	2018+

CDI vs. US$ fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	5,264	4,736	2,053
Payable	US$	2,199	US$	2,284	Fix	3.35%	(8,693)	(6,180)	(2,562)
Net							(3,429)	(1,444)	(510)	135	130	(2,112)	(237)	(1,211)
Net adjusted for credit risk							(3,582)	(1,453)			128	(2,171)	(262)	(1,277)

CDI vs. US$ floating rate swap
Receivable	—		R$	428	CDI	0.00%	—	448	460
Payable	—		US$	250	Libor +	0.00%	—	(668)	(663)
Net							—	(220)	(203)	—	—	—	—	—
Net adjusted for credit risk							—	(220)			—	—	—	—

TJLP vs. US$ fixed rate swap
Receivable	R$	5,701	R$	6,247	TJLP +	1.32%	4,954	5,444	788
Payable	US$	2,721	US$	3,051	Fix	1.70%	(10,016)	(7,802)	(972)
Net							(5,062)	(2,358)	(184)	263	(152)	(1,020)	(1,282)	(2,609)
Net adjusted for credit risk							(5,241)	(2,531)			(184)	(1,062)	(1,322)	(2,673)

TJLP vs. US$ floating rate swap
Receivable	R$	279	R$	295	TJLP +	0.93%	231	243	24
Payable	US$	163	US$	173	Libor +	-1.21%	(550)	(413)	(23)
Net							(319)	(170)	1	16	(5)	(18)	(25)	(271)
Net adjusted for credit risk							(333)	(175)			(7)	(21)	(28)	(277)

R$ sixed rate vs. US$ fixed rate swap
Receivable	R$	1,495	R$	735	Fix	6.07%	1.297	649	75
Payable	US$	604	US$	395	Fix	-0.77%	(2,318)	(972)	(86)
Net							(1,021)	(323)	(11)	79	(148)	(402)	(41)	(430)
Net adjusted for credit risk							(1,240)	(337)			(151)	(424)	(50)	(615)

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%	1,138	1,113	56
Payable	US$	434	US$	434	Fix	3.98%	(1,812)	(1,259)	(38)
Net							(674)	(146)	19	37	—	2	1	(678)
Net adjusted for credit risk							(734)	(150)			—	2	1	(738)

IPCA vs. CDI swap
Receivable	R$	1,350	R$	0	IPCA +	6.62%	1,303	—	—
Payable	US$	1,350	US$	0	CDI	98.58%	(1,347)	—	—
Net							(44)	—	—	1	—	(88)	(83)	127
Net adjusted for credit risk							(58)	—			—	(88)	(85)	116

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Index	Average rate	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017	2018+

Receivable		€1,000		€1,000	Fix	4.06%	5,087	3,800	133
Payable	US$	1,302	US$	1,302	Fix	4.51%	(5,796)	(3,941)	(171)
Net							(709)	(141)	(38)	80	—	(562)	(22)	(125)
Net adjusted for credit risk							(724)	(154)			—	(567)	(23)	(135)

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements.

	Notional				Bought /	Average rate	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Sold	(CAD / USD)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016

Forward	CAD	42	CAD	230	B	1.023	(37)	(73)	—	1	(28)	(9)
Total adjusted for credit risk							(37)	(73)			(28)	(9)

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes. Part of this program is classified under the hedge accounting requirements.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016

Bunker Oil protection
Forwards	2,520,000	2,205,000	B	462	(2,050)	(964)	(291)	73	(250)	(1,800)
Call options	2,365,500	—	B	386	4	—	—	1	0	4
Put options	2,365,500	—	S	317	(898)	—	(76)	53	(142)	(756)
Total adjusted for credit risk					(2,969)	(964)	—		(394)	(2,574)

Bunker Oil hedge
Forwards	472,500	1,950,000	B	496	(494)	(986)	(974)	12	(494)	—
Total adjusted for credit risk					(497)	(987)			(497)	—

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwind before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to eliminate the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017

Fixed prices sales protection
Nickel forwards	14,319	11,264	B	13,270	(162)	(65)	(161)	18	(44)	(96)	(23)
Total adjusted for credit risk					(164)	(65)			(44)	(97)	(23)

Raw materials purchase protection
Nickel forwards	99	140	S	10,861	0.2	0.4	2.5	0.1	0.2	—	—
Copper forwards	284	360	S	5,464	0.3	0.3	1.5	0.1	0.3	—	—
Total adjusted for credit risk					0.5	0.7			0.5	—	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/share)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2023

Call options	10,000,000	10,000,000	B	65	24	86	—	3	24
Total adjusted for credit risk					24	86			24

d)                           VLI S.A. (“VLI”) call options

Vale entered into agreements in which BNDES has call options of a specified quantity of VLI shares, originally of Ferrovia Norte Sul S.A. (“FNS”) shares as the options were part of the FNS debentures. The call option’s strike price is given by the FNS debentures’ remaining debt balance in each exercise date.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(R$/share)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2027

Call options	140,239	—	S	8,570	(296)	—	—	10	(296)
Total adjusted for credit risk					(301)	—			(301)

e)                            Options related to Minerações Brasileiras Reunidas (“MBR”) shares

The Company entered into an agreement that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer´s control, such as illegality due to changes in the law, the contract gives the buyer the right to sell back its stake to the Company. In this case, the Company would have control over the decision whether to settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(R$/aҫão)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2016+

Options	2,139	—	B/S	1.8	305	—	—	14	305

f)                             Embedded derivatives in commercial contracts, insurance and debt instruments

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015

Nickel Forward	2,915	4,491	S	10,672	9.0	(1.5)			9.0
Copper Forward	2,191	6,310	S	5,337	1.2	3.0			1.2
Total					10.2	1.5	—	4.2	10.2

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative and both the fair value and value at risk were not material as of September 30, 2015.

g)                           Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Scenario I: fair value calculation considering market curves and prices as of September 30, 2015

•   Scenario II: fair value estimated considering a 25% deterioration in the market curves of the main market risk factors

•   Scenario III: fair value estimated considering a 50% deterioration in the market curves of the main market risk factors

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(3,582)	(5,755)	(7,928)
	US$ interest rate inside Brazil decrease	(3,582)	(3,718)	(3,859)
	Brazilian interest rate increase	(3,582)	(3,600)	(3,620)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(5,241)	(7,745)	(10,249)
	US$ interest rate inside Brazil decrease	(5,241)	(5,512)	(5,804)
	Brazilian interest rate increase	(5,241)	(5,567)	(5,852)
	TJLP interest rate decrease	(5,241)	(5,411)	(5,589)
Protected item: R$ denominated debt		n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(333)	(471)	(608)
	US$ interest rate inside Brazil decrease	(333)	(354)	(377)
	Brazilian interest rate increase	(333)	(353)	(370)
	TJLP interest rate decrease	(333)	(344)	(355)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(1,240)	(1,819)	(2,399)
	US$ interest rate inside Brazil decrease	(1,240)	(1,318)	(1,406)
	Brazilian interest rate increase	(1,240)	(1,360)	(1,459)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(734)	(1,187)	(1,640)
	US$ interest rate inside Brazil decrease	(734)	(784)	(840)
	Brazilian interest rate increase	(734)	(843)	(938)
	IPCA index decrease	(734)	(793)	(849)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	(58)	(216)	(349)
	IPCA index decrease	(58)	(142)	(222)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	142	222

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(724)	(1,996)	(3,267)
	Euribor increase	(724)	(897)	(778)
	US$ Libor decrease	(724)	(804)	(888)
Protected item: EUR denominated debt	EUR depreciation	n.a.	1,996	3,267

CAD Forward	CAD depreciation	(37)	(78)	(118)
Protected item: Disbursement in CAD	CAD depreciation	n.a.	78	118

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(2,969)	(4,107)	(5,266)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	4,107	5,266

Bunker Oil hedge
Forwards	Bunker Oil price decrease	(497)	(606)	(715)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	606	715

Nickel sales fixed price protection
Forwards	Nickel price decrease	(164)	(311)	(458)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	311	458

Purchase protection program
Nickel forwards	Nickel price increase	0.2	(0.8)	(1.8)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.8	1.8

Copper forwards	Copper price increase	0.3	(1.2)	(2.7)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	1.2	2.7

SLW warrants	SLW stock price decrease	24	11	3

VLI call options	VLI stock value increase	(301)	(433)	(586)

Options regarding non-controlling interest in subsidiary	Subsidiary stock value increase	305	49	(204)

Instrument	Main risks	Scenario I	Scenario II	Scenario III
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	9	(20)	(48)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	1	(10)	(21)

h)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of September 30, 2015.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa3	BB+
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Baa3	BB+
Banco do Nordeste	Baa3	BB+
Banco Safra	Baa3	BB+
Banco Santander	Baa3	BB+
Banco Votorantim	Baa3	BB+
Bank of America	Baa1	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	Baa3	BBB
BBVA	A3	BBB+
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB
Caixa Economica Federal	Baa3	BB+
Citigroup	Baa1	A-
Credit Agricole	A2	A
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	A-
HSBC	A1	A
Intesa Sanpaolo Spa	Baa1	BBB-
Itau Unibanco	Ba1	BB+
JP Morgan Chase & Co	A3	A
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	-
Standard Chartered	Aa3	A-

i)                              Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	10,070	MAR16	10,407	SEP16	10,422
OCT15	10,381	APR16	10,405	SEP17	10,483
NOV15	10,392	MAY16	10,406	SEP18	10,498
DEC15	10,399	JUN16	10,408	SEP19	10,498
JAN16	10,404	JUL16	10,413
FEB16	10,408	AUG16	10,418

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.37	MAR16	2.34	SEP16	2.33
OCT15	2.35	APR16	2.34	SEP17	2.33
NOV15	2.36	MAY16	2.34	SEP18	2.34
DEC15	2.36	JUN16	2.33	SEP19	2.35
JAN16	2.34	JUL16	2.33
FEB16	2.34	AUG16	2.33

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	224	MAR16	255	SEP16	277
OCT15	230	APR16	259	SEP17	308
NOV15	236	MAY16	263	SEP18	353
DEC15	241	JUN16	267	SEP19	415
JAN16	246	JUL16	270
FEB16	251	AUG16	274

(ii) Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	1.51	09/01/16	5.28	01/02/18	5.64
12/01/15	1.88	10/03/16	5.42	04/02/18	5.62
01/04/16	2.56	11/01/16	5.59	07/02/18	5.61
02/01/16	2.76	12/01/16	5.71	10/01/18	5.52
03/01/16	3.11	01/02/17	5.82	01/02/19	5.39
04/01/16	3.78	02/01/17	5.90	04/01/19	5.39
05/02/16	4.03	03/01/17	5.91	07/01/19	5.27
06/01/16	4.52	04/03/17	5.87	10/01/19	5.27
07/01/16	4.81	07/03/17	5.84	01/02/20	5.33
08/01/16	5.07	10/02/17	5.70	04/01/20	5.36

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.19	6M	0.44	11M	0.50
2M	0.26	7M	0.46	12M	0.50
3M	0.33	8M	0.47	2Y	0.77
4M	0.38	9M	0.48	3Y	1.02
5M	0.42	10M	0.49	4Y	1.25

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	6.50	09/01/16	6.50	01/02/18	6.50
12/01/15	6.50	10/03/16	6.50	04/02/18	6.50
01/04/16	6.50	11/01/16	6.50	07/02/18	6.50
02/01/16	6.50	12/01/16	6.50	10/01/18	6.50
03/01/16	6.50	01/02/17	6.50	01/02/19	6.50
04/01/16	6.50	02/01/17	6.50	04/01/19	6.50
05/02/16	6.50	03/01/17	6.50	07/01/19	6.50
06/01/16	6.50	04/03/17	6.50	10/01/19	6.50
07/01/16	6.50	07/03/17	6.50	01/02/20	6.50
08/01/16	6.50	10/02/17	6.50	04/01/20	6.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	14.29	09/01/16	15.53	01/02/18	15.85
12/01/15	14.44	10/03/16	15.57	04/02/18	15.87
01/04/16	14.61	11/01/16	15.58	07/02/18	15.88
02/01/16	14.78	12/01/16	15.59	10/01/18	15.86
03/01/16	14.90	01/02/17	15.60	01/02/19	15.82
04/01/16	15.15	02/01/17	15.64	04/01/19	15.80
05/02/16	15.25	03/01/17	15.67	07/01/19	15.78
06/01/16	15.38	04/03/17	15.70	10/01/19	15.76
07/01/16	15.42	07/03/17	15.78	01/02/20	15.69
08/01/16	15.48	10/02/17	15.82	04/01/20	15.66

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	7.39	09/01/16	8.56	01/02/18	8.08
12/01/15	7.53	10/03/16	8.59	04/02/18	7.99
01/04/16	7.70	11/01/16	8.55	07/02/18	7.93
02/01/16	7.85	12/01/16	8.52	10/01/18	7.85
03/01/16	7.97	01/02/17	8.48	01/02/19	7.78
04/01/16	8.20	02/01/17	8.48	04/01/19	7.73
05/02/16	8.30	03/01/17	8.48	07/01/19	7.70
06/01/16	8.42	04/03/17	8.48	10/01/19	7.67
07/01/16	8.45	07/03/17	8.33	01/02/20	7.60
08/01/16	8.51	10/02/17	8.18	04/01/20	7.57

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.02	6M	0.02	11M	0.02
2M	0.02	7M	0.02	12M	0.02
3M	0.02	8M	0.02	2Y	0.05
4M	0.02	9M	0.02	3Y	0.13
5M	0.02	10M	0.02	4Y	0.24

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.79	6M	0.83	11M	0.75
2M	0.79	7M	0.81	12M	0.75
3M	0.79	8M	0.79	2Y	0.79
4M	0.81	9M	0.77	3Y	0.91
5M	0.82	10M	0.76	4Y	1.04

Currencies - Ending rates

CAD/US$	0.7464	US$/BRL	3.9729	EUR/US$	1.1179

25.                               Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting rights to elect members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At September 30, 2015, the capital was R$77,300 corresponding to 5,244,316,120 shares without par value.

	September 30, 2015 (unaudited)
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	845,961,584	664,257,819	1,510,219,403
FMP - FGTS	77,519,801	—	77,519,801
PIBB - BNDES	1,196,301	2,475,636	3,671,937
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	232,588,347	638,404,193	870,992,540
Institutional investors	71,583,556	179,225,601	250,809,157
Retail investors in Brazil	33,989,484	396,833,393	430,822,877
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) attributable to the Company’s stockholders	(6,663)	(3,381)	(11,058)	5,715

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(2,544)	(1,291)	(4,222)	2,182
Income (loss) available to common stockholders	(4,119)	(2,090)	(6,836)	3,533
Total	(6,663)	(3,381)	(11,058)	5,715

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(1.29)	(0.66)	(2.15)	1.11
Common share	(1.29)	(0.66)	(2.15)	1.11

c)         Remuneration paid to the Company’s stockholders

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2014
First installment - April	—	4,632	4,632	0.898904129
Total	—	4,632	4,632	0.898904129

Amounts paid in 2015
First installment - April	—	3,101	3,101	0.601760991
Total	—	3,101	3,101	0.601760991

In October, 2015, the board of directors approved the payment of the second installment of the 2015 remuneration of the stockholders in the amount of R$1,925.

26.                     Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss adding dividends received from joint ventures and associates and excluding the depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses,net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Loss on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	11,792	(6,574)	(591)	(92)	(77)	(1,251)	3,207	1	1,062	189	4,459
Pellets	3,150	(1,811)	49	(4)	(17)	(289)	1,078	—	289	—	1,367
Ferroalloys and manganese	99	(107)	(9)	—	(15)	(18)	(50)	—	18	—	(32)
Others ferrous products and services	446	(247)	13	(2)	—	(62)	148	—	62	—	210
	15,487	(8,739)	(538)	(98)	(109)	(1,620)	4,383	1	1,431	189	6,004

Coal	453	(735)	(65)	(25)	(90)	(300)	(762)	—	300	—	(462)

Base metals
Nickel and other products (i)	3,618	(2,953)	35	(83)	(340)	(1,403)	(1,126)	—	1,403	—	277
Copper (ii)	1,245	(796)	(4)	(11)	—	(167)	267	—	167	—	434
	4,863	(3,749)	31	(94)	(340)	(1,570)	(859)	—	1,570	—	711
Fertilizers
Potash	146	(102)	(4)	(53)	(28)	(40)	(81)	—	40	—	(41)
Phosphates	1,990	(1,291)	(15)	(26)	(69)	(291)	298	—	291	—	589
Nitrogen	282	(180)	(2)	(2)	(5)	(21)	72	—	21	—	93
Others fertilizers products	61	—	—	—	—	—	61	—	—	—	61
	2,479	(1,573)	(21)	(81)	(102)	(352)	350	—	352	—	702

Others	68	(152)	10	(135)	—	(17)	(226)	70	17	—	(139)
Total	23,350	(14,948)	(583)	(433)	(641)	(3,859)	2,886	71	3,670	189	6,816

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	9,683	(5,473)	(455)	(180)	(143)	(959)	2,473	54	959	3,486
Pellets	2,979	(1,585)	(24)	—	(14)	(165)	1,191	537	165	1,893
Ferroalloys and manganese	191	(141)	(10)	(1)	(13)	(19)	7	—	19	26
Others ferrous products and services	394	(296)	—	(11)	—	(69)	18	—	69	87
	13,247	(7,495)	(489)	(192)	(170)	(1,212)	3,689	591	1,212	5,492

Coal	457	(644)	(117)	(11)	(25)	(72)	(412)	—	72	(340)

Base metals
Nickel and other products (i)	4,028	(2,332)	182	(69)	(273)	(881)	655	—	881	1,536
Copper (ii)	818	(537)	(6)	(3)	(15)	(109)	148	—	109	257
	4,846	(2,869)	176	(72)	(288)	(990)	803	—	990	1,793
Fertilizers
Potash	99	(86)	(25)	(6)	12	(15)	(21)	—	15	(6)
Phosphates	1,214	(1,027)	(24)	(27)	(27)	(218)	(109)	—	218	109
Nitrogen	211	(145)	(8)	(3)	(2)	(27)	26	—	27	53
Others fertilizers products	65	—	—	—	—	—	65	—	—	65
	1,589	(1,258)	(57)	(36)	(17)	(260)	(39)	—	260	221

Others	491	(286)	(380)	(130)	(7)	(14)	(326)	—	14	(312)
Total	20,630	(12,552)	(867)	(441)	(507)	(2,548)	3,715	591	2,548	6,854

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses,net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Loss (gain) on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	30,102	(18,111)	(1,665)	(295)	(225)	(3,387)	6,419	1	3,026	361	9,807
Pellets	8,916	(5,265)	60	(11)	(60)	(803)	2,837	624	803	—	4,264
Ferroalloys and manganese	471	(409)	(9)	(1)	(43)	(51)	(42)	—	51	—	9
Others ferrous products and services	1,199	(825)	37	(8)	(3)	(190)	210	25	190	—	425
	40,688	(24,610)	(1,577)	(315)	(331)	(4,431)	9,424	650	4,070	361	14,505

Coal	1,322	(1,855)	(397)	(59)	(161)	(513)	(1,663)	—	513	—	(1,150)

Base metals
Nickel and other products (i)	11,285	(7,953)	(233)	(233)	(1,015)	(3,836)	(1,985)	—	3,836	—	1,851
Copper (ii)	3,602	(2,127)	(35)	(20)	(3)	(466)	951	—	466	—	1,417
Others base metals products	—	—	722	—	—	—	722	—	—	—	722
	14,887	(10,080)	454	(253)	(1,018)	(4,302)	(312)	—	4,302	—	3,990
Fertilizers
Potash	326	(221)	14	(123)	(52)	(80)	(136)	—	80	—	(56)
Phosphates	4,380	(2,949)	(75)	(65)	(134)	(646)	511	—	646	—	1,157
Nitrogen	747	(496)	(9)	(6)	(12)	(54)	170	—	54	—	224
Others fertilizers products	137	—	—	—	—	—	137	—	—	—	137
	5,590	(3,666)	(70)	(194)	(198)	(780)	682	—	780	—	1,462

Others	331	(326)	(294)	(322)	(1)	502	(110)	72	44	(546)	(540)
Total	62,818	(40,537)	(1,884)	(1,143)	(1,709)	(9,524)	8,021	722	9,709	(185)	18,267

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	33,693	(15,291)	(1,695)	(473)	(274)	(3,616)	12,344	55	2,498	1,118	16,015
Pellets	9,154	(4,418)	(64)	(1)	(80)	(411)	4,180	1,026	411	—	5,617
Ferroalloys and manganese	596	(420)	(33)	(1)	(42)	(55)	45	—	55	—	100
Others ferrous products and services	1,352	(1,053)	11	(11)	—	(194)	105	—	194	—	299
	44,795	(21,182)	(1,781)	(486)	(396)	(4,276)	16,674	1,081	3,158	1,118	22,031

Coal	1,227	(1,876)	(334)	(18)	(64)	(807)	(1,872)	—	195	612	(1,065)

Base metals
Nickel and other products (i)	10,761	(6,355)	159	(219)	(869)	(2,520)	957	—	2,520	—	3,477
Copper (ii)	2,374	(1,408)	10	(6)	(30)	(272)	668	—	272	—	940
	13,135	(7,763)	169	(225)	(899)	(2,792)	1,625	—	2,792	—	4,417
Fertilizers
Potash	259	(236)	(28)	(25)	(10)	(47)	(87)	—	47	—	(40)
Phosphates	3,211	(2,728)	(107)	(80)	(97)	(627)	(428)	—	627	—	199
Nitrogen	587	(405)	(17)	(13)	(10)	(83)	59	—	83	—	142
Others fertilizers products	161	—	—	—	—	—	161	—	—	—	161
	4,218	(3,369)	(152)	(118)	(117)	(757)	(295)	—	757	—	462

Others	1,748	(1,120)	(614)	(292)	(6)	(47)	(331)	—	47	—	(284)
Total	65,123	(35,310)	(2,712)	(1,139)	(1,482)	(8,679)	15,801	1,081	6,949	1,730	25,561

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Consolidated (unaudited)
	September 30, 2015
	Three-month period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	4,459	1,581	105,139	3,838
Pellets	1,367	1,152	4,521	25
Ferroalloys and manganese	(32)	—	671	14
Others ferrous products and services	210	3,024	806	11
	6,004	5,757	111,137	3,888

Coal	(462)	1,343	18,267	1,168

Base metals
Nickel and other products (i)	277	72	104,333	1,160
Copper (ii)	434	651	8,736	142
	711	723	113,069	1,302
Fertilizers
Potash	(41)	—	516	—
Phosphates	589	—	15,387	195
Nitrogen	93	—	—	—
Others fertilizers products	61	—	—	—
	702	—	15,903	195

Others	(139)	4,497	9,261	63
Total	6,816	12,320	267,637	6,616

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	September 30, 2014
	Three-month period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	3,486	1,456	87,010	3,250
Pellets	1,893	1,937	4,378	99
Ferroalloys and manganese	26	—	647	14
Others ferrous products and services	87	2,910	787	51
	5,492	6,303	92,822	3,414

Coal	(340)	936	16,811	1,412

Base metals
Nickel and other products (i)	1,536	54	69,569	532
Copper (ii)	257	500	9,539	296
	1,793	554	79,108	828
Fertilizers
Potash	(6)	—	397	—
Phosphates	109	—	16,941	151
Nitrogen	53	—	—	—
Others fertilizers products	65	—	—	—
	221	—	17,338	151

Others	(312)	3,627	10,265	88
Total	6,854	11,420	216,344	5,893

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	September 30, 2015
	Nine-month period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	9,807	1,581	105,139	11,918
Pellets	4,264	1,152	4,521	103
Ferroalloys and manganese	9	—	671	38
Others ferrous products and services	425	3,024	806	28
	14,505	5,757	111,137	12,087

Coal	(1,150)	1,343	18,267	3,371

Base metals
Nickel and other products (i)	1,851	72	104,333	2,623
Copper (ii)	1,417	651	8,736	576
Others base metals products	722	—	—	—
	3,990	723	113,069	3,199
Fertilizers
Potash	(56)	—	516	—
Phosphates	1,157	—	15,387	504
Nitrogen	224	—	—	—
Others fertilizers products	137	—	—	—
	1,462	—	15,903	504

Others	(540)	4,497	9,261	205
Total	18,267	12,320	267,637	19,366

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	September 30, 2014
	Nine-month period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	16,015	1,456	87,010	8,950
Pellets	5,617	1,937	4,378	343
Ferroalloys and manganese	100	—	647	90
Others ferrous products and services	299	2,910	787	124
	22,031	6,303	92,822	9,507

Coal	(1,065)	936	16,811	4,154

Base metals
Nickel and other products (i)	3,477	54	69,569	1,920
Copper (ii)	940	500	9,539	801
	4,417	554	79,108	2,721
Fertilizers
Potash	(40)	—	397	—
Phosphates	199	—	16,941	384
Nitrogen	142	—	—	—
Others fertilizers products	161	—	—	—
	462	—	17,338	384

Others	(284)	3,627	10,265	807
Total	25,561	11,420	216,344	17,573

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Consolidated (unaudited)
	September 30, 2015
	Three-month period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	15,487	453	4,863	2,479	68	23,350
Cost and expenses	(9,484)	(915)	(4,152)	(1,777)	(277)	(16,605)
Loss on measurement or sale of non-current assets	(189)	—	—	—	—	(189)
Depreciation, depletion and amortization	(1,431)	(300)	(1,570)	(352)	(17)	(3,670)
Operating income (loss)	4,383	(762)	(859)	350	(226)	2,886

Financial result	(25,421)	26	(176)	(284)	8	(25,847)
Equity results from joint ventures and associates	(221)	(37)	(44)	—	(903)	(1,205)
Income taxes	17,574	(376)	(89)	(40)	8	17,077
Net income (loss)	(3,685)	(1,149)	(1,168)	26	(1,113)	(7,089)
Income (loss) attributable to noncontrolling interests	2	(184)	(197)	(3)	(43)	(425)
Income (loss) attributable to the Company’s stockholders	(3,687)	(965)	(971)	29	(1,070)	(6,664)

Sales classified by geographic area:
America, except United States and Brazil	293	44	741	68	—	1,146
United States of America	33	—	635	—	11	679
Europe	2,196	88	1,566	135	—	3,985
Middle East/Africa/Oceania	819	56	28	10	—	913
Japan	1,396	73	308	—	—	1,777
China	8,545	80	627	—	—	9,252
Asia, except Japan and China	808	107	799	43	—	1,757
Brazil	1,397	5	159	2,223	57	3,841
Net operating revenue	15,487	453	4,863	2,479	68	23,350

	Consolidated (unaudited)
	September 30, 2014
	Three-month period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	13,247	457	4,846	1,589	491	20,630
Cost and expenses	(8,346)	(797)	(3,053)	(1,368)	(803)	(14,367)
Depreciation, depletion and amortization	(1,212)	(72)	(990)	(260)	(14)	(2,548)
Operating income (loss)	3,689	(412)	803	(39)	(326)	3,715

Financial result	(7,769)	223	(149)	(71)	(24)	(7,790)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(100)	(100)
Equity results from joint ventures and associates	233	26	(29)	—	(156)	74
Income taxes	885	26	(130)	29	(60)	750
Net income (loss)	(2,962)	(137)	495	(81)	(666)	(3,351)
Income (loss) attributable to noncontrolling interests	155	(17)	(43)	(18)	(47)	30
Income (loss) attributable to the Company’s stockholders	(3,117)	(120)	538	(63)	(619)	(3,381)

Sales classified by geographic area:
America, except United States and Brazil	345	—	871	15	63	1,294
United States of America	20	—	731	—	4	755
Europe	2,023	57	1,464	49	8	3,601
Middle East/Africa/Oceania	879	97	90	—	—	1,066
Japan	1,351	146	565	—	4	2,066
China	5,889	28	450	—	—	6,367
Asia, except Japan and China	1,166	129	605	38	—	1,938
Brazil	1,574	—	70	1,487	412	3,543
Net operating revenue	13,247	457	4,846	1,589	491	20,630

	Consolidated (unaudited)
	September 30, 2015
	Nine-month period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	40,688	1,322	14,887	5,590	331	62,818
Cost and expenses	(26,833)	(2,472)	(10,897)	(4,128)	(943)	(45,273)
Gain (loss) on measurement or sale of non-current assets	(361)	—	—	—	546	185
Depreciation, depletion and amortization	(4,070)	(513)	(4,302)	(780)	(44)	(9,709)
Operating income (loss)	9,424	(1,663)	(312)	682	(110)	8,021

Financial result	(37,011)	319	(759)	(478)	28	(37,901)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	296	296
Equity results from joint ventures and associates	(123)	(28)	(108)		(1,103)	(1,362)
Income taxes	20,176	(302)	(162)	(516)	(30)	19,166
Net income (loss)	(7,534)	(1,674)	(1,341)	(312)	(919)	(11,780)
Income (loss) attributable to noncontrolling interests	15	(277)	(409)	22	(72)	(721)
Income (loss) attributable to the Company’s stockholders	(7,549)	(1,397)	(932)	(334)	(847)	(11,059)

Sales classified by geographic area:
America, except United States and Brazil	872	57	2,628	166	—	3,723
United States of America	76	—	2,027	—	57	2,160
Europe	5,992	239	4,582	322	—	11,135
Middle East/Africa/Oceania	2,552	255	195	19	—	3,021
Japan	3,668	188	872	—	—	4,728
China	20,719	118	1,599	—	—	22,436
Asia, except Japan and China	2,700	409	2,288	151	—	5,548
Brazil	4,109	56	696	4,932	274	10,067
Net operating revenue	40,688	1,322	14,887	5,590	331	62,818

	Consolidated (unaudited)
	September 30, 2014
	Nine-month period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	44,795	1,227	13,135	4,218	1,748	65,123
Cost and expenses	(23,845)	(2,292)	(8,718)	(3,756)	(2,032)	(40,643)
Impairment of non-current assets	(1,118)	(612)	—	—	—	(1,730)
Depreciation, depletion and amortization	(3,158)	(195)	(2,792)	(757)	(47)	(6,949)
Operating income (loss)	16,674	(1,872)	1,625	(295)	(331)	15,801

Financial result	(7,269)	387	(614)	(53)	(42)	(7,591)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(139)	(139)
Equity results from joint ventures and associates	1,310	65	(55)	—	(245)	1,075
Income taxes	(3,328)	(138)	(352)	90	(95)	(3,823)
Net income (loss)	7,387	(1,558)	604	(258)	(852)	5,323
Income (loss) attributable to noncontrolling interests	109	(69)	(331)	(34)	(67)	(392)
Income (loss) attributable to the Company’s stockholders	7,278	(1,489)	935	(224)	(785)	5,715

Sales classified by geographic area:
America, except United States and Brazil	1,228	7	2,266	65	90	3,656
United States of America	25	—	1,937	—	537	2,499
Europe	7,061	133	4,396	168	22	11,780
Middle East/Africa/Oceania	2,769	193	266	—	—	3,228
Japan	4,541	346	1,469	—	12	6,368
China	20,542	118	1,184	—	—	21,844
Asia, except Japan and China	3,576	411	1,542	71	—	5,600
Brazil	5,053	19	75	3,914	1,087	10,148
Net operating revenue	44,795	1,227	13,135	4,218	1,748	65,123

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

27.                     Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)                                     Cost of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Personnel	2,043	1,545	5,505	4,627
Material and service	3,426	2,972	9,248	8,731
Fuel oil and gas	1,113	950	3,085	2,917
Maintenance	2,213	1,881	6,252	4,429
Energy	500	390	1,443	1,031
Acquisition of products	464	875	1,931	2,851
Depreciation and depletion	3,077	2,257	8,444	6,238
Freight	3,275	2,078	8,181	5,621
Others	1,914	1,862	4,892	5,103
Total	18,025	14,810	48,981	41,548

Cost of goods sold	17,617	14,197	47,727	39,823
Cost of services rendered	408	613	1,254	1,725
Total	18,025	14,810	48,981	41,548

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Personnel	2,636	2,233
Material and service	4,090	4,401
Fuel oil and gas	1,899	1,874
Maintenance	3,970	2,979
Energy	700	510
Acquisition of products	515	813
Depreciation and depletion	3,026	2,317
Others	3,201	3,372
Total	20,037	18,499

Cost of goods sold	19,232	17,381
Cost of services rendered	805	1,118
Total	20,037	18,499

b)                                     Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Personnel	196	246	658	727
Services (consulting, infrastructure and others)	94	117	252	330
Advertising and publicity	14	34	30	59
Depreciation and amortization	112	155	297	369
Travel expenses	9	10	26	36
Taxes and rents	11	15	40	34
Others	22	44	198	261
Total	458	621	1,501	1,816

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Personnel	386	413
Services (consulting, infrastructure and others)	136	194
Advertising and publicity	23	52
Depreciation and amortization	241	243
Travel expenses	13	20
Taxes and rents	16	7
Others	30	51
Total	845	980

c)                                      Others operational expenses (incomes), net

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Provision for litigation	(6)	(47)	67	240
Provision for loss with VAT credits (ICMS)	188	35	458	219
Provision for profit sharing program	5	148	59	260
Provision for disposal of materials and inventories	61	43	343	140
Gold stream transaction	—	—	(722)	—
Others	174	219	661	409
Total	422	398	866	1,268

Includes depreciation in the amount of R$186 for the three-month and nine-month periods ended 30 September, 2015.

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Provision for litigation	(75)	318
Provision for loss with VAT credits (ICMS)	458	35
Provision for profit sharing program	40	198
Provision for disposal of materials and inventories	(77)	16
Others	158	262
Total	504	829

28.                     Financial result

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Financial expenses
Interest	(838)	(234)	(2,102)	(1,918)
Labor, tax and civil lawsuits	26	(62)	(122)	(161)
Derivative financial instruments	(6,402)	(1,943)	(10,718)	(2,037)
Indexation and exchange rate variation (a)	(27,233)	(6,664)	(45,067)	(8,393)
Participative stockholders’ debentures	245	(201)	2,073	(848)
Expenses of REFIS	(486)	(410)	(1,333)	(1,190)
Others	(207)	(852)	(1,106)	(1,452)
	(34,895)	(10,366)	(58,375)	(15,999)
Financial income
Short-term investments	188	135	326	351
Derivative financial instruments	—	22	967	1,436
Indexation and exchange rate variation (b)	8,710	2,160	18,907	6,173
Others	150	259	274	448
	9,048	2,576	20,474	8,408
Financial results, net	(25,847)	(7,790)	(37,901)	(7,591)

Summary of indexation and exchange rate variation
Loans and financing	(24,473)	(6,188)	(36,828)	(2,757)
Related parties	—	—	(4)	1
Others	5,950	1,684	10,672	536
Net (a) + (b)	(18,523)	(4,504)	(26,160)	(2,220)

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Financial expenses
Interest	(2,768)	(2,079)
Labor, tax and civil lawsuits	(110)	(136)
Derivative financial instruments	(7,209)	(1,398)
Indexation and exchange rate variation (a)	(43,020)	(6,525)
Participative stockholders’ debentures	2,073	(848)
Expenses of REFIS	(1,305)	(1,166)
Others	(519)	(758)
	(52,858)	(12,910)
Financial income
Short-term investments	177	268
Derivative financial instruments	524	1,246
Indexation and exchange rate variation (b)	18,866	5,518
Others	85	206
	19,652	7,238
Financial results, net	(33,206)	(5,672)

Summary of indexation and exchange rate variation
Loans and financing	(13,938)	(785)
Related parties	(21,855)	(1,730)
Others	11,639	1,508
Net (a) + (b)	(24,154)	(1,007)

29.                               Deferred revenue - Gold stream

In 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900 (R$2,826). The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$88 million to US$720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale receives a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payment will be subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter) and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of R$722 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of R$1,670 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended September 30, 2015 and 2014, the Company recognized R$79 and R$37, respectively, and during the nine-month period ended September 30, 2015 and 2014, R$225 and R$144, respectively, in statement of income related to rendered services related to the original and amended transactions.

The deferred revenue is recognized based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

30.                               Commitments

a)                                     Base metals operations

There has been no material changes to the commitments of the base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of R$4,493 at September 30, 2015 (R$2,675 at December 31, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. The Company paid as semiannual remuneration the amount of R$124 and R$124, respectively, for the nine-month period ended September 30, 2015 and 2014.

c)                                      Operating lease

The total amount of operational leasing expenses for the three-month period ended on September 30, 2015 and 2014 are R$302 and R$188, respectively, and for the nine-month period ended on September 30, 2015 and 2014 are R$705 and R$593, respectively.

d)                                     Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantees provided

At September 30, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$1,025 and R$4,620, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

31.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (subsidiaries, associates, joint ventures and stockholders), related to the sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	Consolidated				Parent Company
	September 30, 2015 (unaudited)		December 31, 2014		September 30, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties
Aliança Geração de Energia S.A.	12	—	—	—	—	—	—	—
Baovale Mineração S.A.	—	—	10	24	—	—	10	24
Ferrovia Norte Sul S.A.	13	—	24	—	—	—	—	—
Mitsui & Co., Ltd.	46	—	25	—	—	—	—	—
MRS Logística S.A.	9	90	9	64	9	34	9	28
Samarco Mineração S.A.	170	326	63	822	170	326	63	822
Teal Minerals Inc.	—	938	—	573	—	—	—	—
VLI Multimodal S.A.	19	—	67	—	19	—	67	—
VLI Operações Portuárias S.A.	115	—	69	—	115	—	69	—
VLI S.A.	5	—	25	—	5	—	25	—
Biopalma da Amazônia S.A.	—	—	—	—	—	1,398	—	992
Mineração Brasileiras Reunidas S.A.	—	—	—	—	—	3	—	352
Mineração Corumbaense Reunidas S.A.	—	—	—	—	49	118	37	226
Vale International S.A.	—	—	—	—	34,524	336	30,019	276
Others	130	97	278	147	314	159	267	409
Total	519	1,451	570	1,630	35,205	2,374	30,566	3,129

Current	519	1,362	570	1,537	35,205	1,199	30,566	2,227
Non-current	—	89	—	93	—	1,175	—	902
Total	519	1,451	570	1,630	35,205	2,374	30,566	3,129

	Liabilities
	Consolidated				Parent Company
	September 30, 2015 (unaudited)		December 31, 2014		September 30, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Aliança Geração de Energia S.A.	34	—	—	—	34	—	—	—
Baovale Mineração S.A.	74	—	10	—	74	—	10	—
Companhia Coreano-Brasileira de Pelotização	193	80	3	227	193	—	3	—
Companhia Hispano-Brasileira de Pelotização	96	25	85	—	96	—	85	—
Companhia Ítalo-Brasileira de Pelotização	136	39	2	125	136	—	2	—
Companhia Nipo-Brasileira de Pelotização	289	145	5	389	289	—	5	—
Ferrovia Centro-Atlântica S.A.	—	265	—	261	1	265	—	261
Mitsui & Co., Ltd.	42	—	25	—	—	—	28	—
Minerações Brasileiras Reunidas S.A.	—	—	—	—	519	3,053	—	—
MRS Logística S.A.	28	—	67	—	28	—	67	—
VLI S.A.	—	102	—	—	—	102	—	—
Companhia Portuária Baía de Sepetiba	—	—	—	—	480	—	148	—
Vale International S.A.	—	—	—	—	5	68,497	314	48,532
Others	77	208	89	99	150	359	93	435
Total	969	864	286	1,101	2,005	72,276	755	49,228

Current	969	560	286	813	2,005	8,753	755	5,622
Non-current	—	304	—	288	—	63,523	—	43,606
Total	969	864	286	1,101	2,005	72,276	755	49,228

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2015			September 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Aliança Geração de Energia S.A.	22	—	—	—	—	—
Baovale Mineração S.A.	—	(2)	—	—	(12)	—
Companhia Coreano-Brasileira de Pelotização	—	(84)	—	—	(44)	—
Companhia Hispano-Brasileira de Pelotização	—	(58)	—	—	(33)	—
Companhia Ítalo-Brasileira de Pelotização	—	(73)	—	—	(33)	—
Companhia Nipo-Brasileira de Pelotização	—	(86)	—	—	(78)	—
Ferrovia Centro Atlântica S.A.	47	(32)	(2)	34	(32)	—
Mitsui & Co., Ltd.	146	—	—	62	—	—
MRS Logística S.A.	—	(386)	—	—	(373)	—
Samarco Mineração S.A.	70	—	—	112	—	—
VLI Operações Portuárias S.A.	112	—	—	80	—	—
VLI S.A.	141	—	—	98	—	—
Others	39	(22)	13	60	(11)	7
Total	577	(743)	11	446	(616)	7

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2015			September 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Aliança Geração de Energia S.A.	22	—	—
Baovale Mineração S.A.	—	(62)	—	—	(35)	—
California Steel Industries, Inc.	—	—	—	420	—	—
Companhia Coreano-Brasileira de Pelotização	—	(187)	—	—	(156)	—
Companhia Hispano-Brasileira de Pelotização	—	(121)	—	—	(101)	—
Companhia Ítalo-Brasileira de Pelotização	—	(156)	—	—	(86)	—
Companhia Nipo-Brasileira de Pelotização	—	(236)	—	—	(250)	—
Companhia Siderúrgica do Atlântico	—	—	—	—	(495)	—
Ferrovia Centro Atlântica S.A.	120	(94)	(4)	111	(96)	—
Mitsui & Co., Ltd.	471	—	—	209	—	—
MRS Logística S.A.	—	(1,161)	—	—	(945)	—
Samarco Mineração S.A.	336	—	—	394	—	—
VLI Operações Portuárias S.A.	112	—	—	380	—	6
VLI S.A.	528	—	—	211	—	21
Others	139	(92)	19	162	(70)	25
Total	1,728	(2,109)	15	1,887	(2,234)	52

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2015			September 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	—	—	—	(35)	—
Biopalma da Amazônia	1	—	526	1	—	71
Companhia Coreano-Brasileira de Pelotização	—	(62)	—	—	(156)	—
Companhia Hispano-Brasileira de Pelotização	—	(187)	—	—	(101)	—
Companhia Ítalo-Brasileira de Pelotização	—	(121)	—	—	(86)	—
Companhia Nipo-Brasileira de Pelotização	—	(156)	—	—	(250)	—
Companhia Portuária Baia de Sepetiba	—	(602)	—	—	(430)	—
Ferrovia Centro Atlântica S.A.	120	(94)	(4)	111	(94)	—
Mineração Brasileira Reunidas S.A.	—	(675)	(53)	—	(544)	—
MRS Logística S.A.	—	(1,161)	—	—	(945)	—
Samarco Mineração S.A.	336	—	—	394	—	—
Vale International S.A.	26,945	—	(13,425)	37,109	—	3,728
Vale Operações Ferroviárias S.A.	112	—	—	—	—	—
VLI Multimodal S.A.	—	—	—	380	—	6
Vale Energia S.A	—	(185)	7	—	(116)	—
VLI S.A.	528	—	—	211	—	21
Others	119	(254)	55	110	(23)	48
Total	28,161	(3,497)	(12,894)	38,316	(2,780)	3,874

	Statement of income (unaudited)
	Balance sheet		Three-month period ended		Nine-month period ended
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	(unaudited)
Cash and cash equivalents
Bradesco	1,217	61	18	3	21	5
	1,217	61	18	3	21	5
Loans and financing payable
BNDES	14,768	11,981	(75)	(112)	(183)	(333)
BNDESPar	1,502	1,564	(30)	(24)	(62)	(72)
	16,270	13,545	(105)	(136)	(245)	(405)

Remuneration of key management personnel

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Short-term benefits	9	9	59	59
Wages or pro-labor	6	6	18	19
Direct and indirect benefits	3	3	17	13
Bonus	—	—	24	27

Long-term benefits	—	—	2	2
Based on stock	—	—	2	2

Termination of position	2	—	18	—
	11	9	79	61

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Governance and Sustainability Committee
Dan Antonio Marinho Conrado	Fernando Jorge Buso Gomes
Chairman	Arthur Prado Silva
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Marcel Juviniano Barros	Fiscal Council
Gueitiro Matsuo Genso
Tarcísio José Massote de Godoy	Marcelo Amaral Moraes
Fernando Jorge Buso Gomes	Chairman
Hiroyuki Kato
Oscar Augusto de Camargo Filho	Marcelo Barbosa Saintive
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Alberto Guth	Raphael Manhães Martins

Alternate	Alternate
Arthur Prado Silva	Paulo Fontoura Valle
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Pedro Paulo de Souza
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Murilo Pinto de Oliveira Ferreira
Carlos Roberto de Assis Ferreira	Chief Executive Officer

Advisory Committees of the Board of Directors	Vânia Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Dan Antonio Marinho Conrado	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Jennifer Anne Maki
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 22, 2015		Rogerio T. Nogueira
Director of Investor Relations